HEICO® CORPORATION



ANNUAL REPORT 2013



A CLEAR PERSPECTIVE FOR THE FUTURE

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

Year ended October 31, [1]	2011	2012	2013
Operating Data:			
Net sales	$ 764,891	$ 897,347	$1,008,757
Operating income	138,431 [3]	163,294	183,590
Interest expense	142	2,432	3,717
Net income attributable to HEICO	72,820 [3] [4]	85,147 [5]	102,396 [6]
Weighted average number of common shares outstanding: [2]			
Basic	65,050	65,861	66,298
Diluted	66,408	66,624	66,982
Per Share Data: [2]			
Net income per share attributable to HEICO shareholders:			
Basic	$ 1.12 [3] [4]	$ 1.29 [5]	$ 1.54 [6]
Diluted	1.10 [3] [4]	1.28 [5]	1.53 [6]
Cash dividends per share [2]	.069	.086	1.816
Balance Sheet Data (as of October 31):			
Total assets	$ 941,069	$1,192,846	$1,533,015
Total debt (including current portion)	40,158	131,820	377,515
Redeemable noncontrolling interests	65,430	67,166	59,218
Total shareholders' equity	620,154	719,759	723,235

(1) Results include the results of acquisitions from each respective effective date.

(2) All share and per share information has been adjusted retrospectively to reflect the 5-for-4 stock splits effected in October 2013 and April 2012 and 2011.

(3) Operating income was reduced by a net aggregate of $3.8 million due to $5.0 million in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group to their estimated fair values, partially offset by a $1.2 million reduction in the value of contingent consideration related to a prior year acquisition. The impairment losses and the reduction in value of contingent consideration decreased net income attributable to HEICO by $2.4 million, or $.04 per basic and diluted share, in aggregate.

(4) Includes the aggregate tax benefit principally from state income apportionment updates and higher research and development tax credits recognized upon the filing of HEICO's fiscal 2010 U.S. federal and state tax returns and amendments of certain prior year state tax returns as well as the benefit from an income tax credit for qualified research and development activities for the last ten months of fiscal 2010 recognized in fiscal 2011 upon the retroactive extension in December 2010 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which, net of expenses, increased net income attributable to HEICO by $2.8 million, or $.04 per basic and diluted share, in aggregate.

(5) Includes the aggregate tax benefit principally from higher research and development tax credits recognized upon the filing of HEICO's fiscal 2011 U.S. federal and state tax returns during fiscal 2012, which, net of expenses, increased net income attributable to HEICO by approximately $.9 million, or $.01 per basic and diluted share.

(6) Includes the aggregate tax benefit from an income tax credit for qualified research and development activities for the last ten months of fiscal 2012 recognized in fiscal 2013 upon the retroactive extension in January 2013 of Section 41 of the Internal Revenue Code and higher research and development tax credits recognized upon the filing of HEICO's fiscal 2012 U.S. federal and state tax returns, which, net of expenses, increased net income attributable to HEICO by $1.8 million, or $.03 per basic and diluted share.

FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute forward-looking statements, which are subject to risks, uncertainties and contingencies. HEICO's actual results may differ materially from those expressed in or implied by those forward-looking statements as a result of factors including, but not limited to: lower demand for commercial air travel or airline fleet changes or airline purchasing decisions, which could cause lower demand for our goods and services; product development or product specification costs and requirements, which could cause an increase to our costs to complete contracts; governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales; our ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; product development difficulties, which could increase our product development costs and delay sales; our ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest and income tax rates and economic conditions within and outside of the aviation, defense, space, medical, telecommunications and electronics industries, which could negatively impact our costs and revenues; and defense budget cuts, which could reduce our defense-related revenue. Parties receiving this material are encouraged to review all of HEICO's filings with the Securities and Exchange Commission, including, but not limited to filings on Form 10-K, Form 10-Q and Form 8-K. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.


NET SALES
(in millions)
$764.9
$897.3
$1,008.8
2011
2012
2013
OPERATING INCOME
(in millions)
$138.4
$163.3
$183.6
2011
2012
2013
NET INCOME
(in millions)
$72.8
$85.1
$102.4
2011
2012
2013
NET INCOME PER SHARE
(diluted)
$1.10
$1.28
$1.53
2011
2012
2013

CORPORATE PROFILE

HEICO Corporation is a rapidly growing aerospace and electronics company focused on niche markets and cost-saving solutions for its customers. HEICO 's products are found in the most demanding applications requiring high-reliability parts and components, such as aircraft, spacecraft, defense equipment, medical equipment, and telecommunications systems. Through our Flight Support Group, we are: the world's largest provider of commercial, non-OEM, FAA-approved aircraft replacement parts; a significant provider of aircraft accessories component repair & overhaul services for avionic, electro-mechanical, flight surface, hydraulic and pneumatic applications; a leader in niche aircraft parts distribution; and a manufacturer of other critical aircraft parts.

Our Electronic Technologies Group, designs and manufactures mission-critical niche electronic, electro-optical, microwave and other components found in aviation, broadcast, defense, homeland security, medical, space, telecom and other complex equipment used worldwide.

HEICO 's customers include most of the world's airlines, airmotives, satellite manufacturers, defense equipment producers, medical equipment manufacturers, government agencies, telecommunications equipment suppliers and others.

MANAGEMENT'S MESSAGE



Dear Fellow Shareholder:

HEICO Corporation experienced its fourth consecutive year of record net income, operating income and sales results. For the fiscal year ended October 31, 2013, net income increased 20% to a record $102.4 million, or $1.53 per diluted share, up from $85.1 million or $1.28 per diluted share for the fiscal year ended October 31, 2012.

Yet again, our remarkably talented Team Members turned in these results by remaining devoted to our customers, committed to unparalleled quality and by maintaining sensible business practices. These Team Members led to the Flight Support Group's 17% increases in both operating income and sales. Most of the Flight Support Group's increases resulted from organic growth, while some came from acquisitions completed in the latter half of fiscal 2012 and in fiscal 2013.

In our Electronic Technologies Group, our results witnessed a 7% operating income increase in fiscal 2013 and a 6% sales increase, a majority of which came from a fiscal 2013 acquisition and the balance was contributed by organic growth.

Our successes were not limited to sales and income growth, importantly, as new products and existing products evolution contributed to growth along with customer additions - - either through adding entirely new customers or expanding our penetration at existing customers.

Other exciting events at HEICO in fiscal 2013 included the Flight Support Group's third quarter acquisition of composite aerospace component manufacturer Reinhold Industries, Inc. and the Electronic Technologies Group's fiscal fourth quarter acquisition of Lucix Corporation, a leading supplier of niche satellite electronic components.

Keeping our focus on long-term strength, we, once again, extended our revolving credit facility's maturity date by an additional year to December 2018 and we increased the potential availability under that facility to $1 billion dollars, with $800 million of that being fully committed by our lenders at the time of execution. The additional borrowing capacity and duration of the loan are helpful in our highly successful and continuing acquisition strategy.

In returning capital to shareholders, HEICO completed a 5-for-4 stock-split in October 2013, which was the Company's 14th stock-split or stock dividend since 1995 and, in December 2013, the Board of Directors declared combined cash dividends of $.41 per share payable on both classes of our common stock on January 17, 2014. This consisted of a special and extraordinary cash dividend of $.35 per share and a regular semi-annual cash dividend of $.06 per share, which represented a 7% increase over the prior semi-annual regular dividend per share amount. This followed special and regular dividends aggregating $1.76 (split-adjusted) per share paid in the first quarter of fiscal 2013.

Given the strengths of our markets, our people and our businesses, along with acquisition possibilities, we believe fiscal 2014 will, again, see HEICO Corporation grow. We talk about some of the reasons for that expected growth in the Questions and Answers section which follows.

Our great thanks goes to our Team Members, customers, shareholders and our Board of Directors for their unwavering confidence and support.

Sincerely,

Laurans A. Mendelson
Chairman & Chief Executive Officer

Victor H. Mendelson
Co-President

Eric A. Mendelson
Co-President

QUESTIONS & ANSWERS

Each year we receive questions from investors, business people, Team Members and others about HEICO's strategy and management's views about HEICO's future. The members of our Office of the CEO, consisting of Laurans A. Mendelson, Chairman & CEO, Eric A. Mendelson, Co-President, Victor H. Mendelson, Co-President, Thomas S. Irwin, Senior Executive Vice President, and Carlos L. Macau, Jr., Executive Vice President & Chief Financial Officer, sat down to provide the perspective below.

Q. What conditions do you expect for commercial aviation in 2014 and beyond?

A. Like many others, we are very excited about commercial aviation growth going forward. Record numbers of aircraft remain in production backlogs, record numbers of people are flying and airline load factors remain very high. This should benefit both our commercial aftermarket businesses and our businesses which supply for new aircraft production. The record new aircraft backlogs provide reasonable visibility for strength over the next several years assuming no significant external "surprises."

Q. HEICO paid significant cash dividends and declared another stock split in fiscal 2013. Will this continue?

A. HEICO paid its 70th consecutive semi-annual cash dividend in fiscal 2013 and the Board of Directors intends to continue making these regular cash dividends. As for the larger special and extraordinary cash dividends, these are evaluated based upon the company's larger economic considerations and must be considered on a case-by-case basis. Of course, any cash dividends, whether regular or special, are ultimately subject to the Board's discretion based upon all the information available to it and are subject to change. As for our stock splits and stock dividends, the Board of Directors will continue to consider these from time-to-time.

Q. What enticed you to make the Reinhold acquisition?

A. Reinhold makes a diverse group of composite components used in a wide array of aerospace applications. Among its most significant products is a composite seatback which they developed and is used in a large number of commercial aircraft seating systems. Given the new aircraft production backlogs mentioned earlier, Reinhold offers us an excellent way to participate in new aircraft production while also offering us other unique aerospace exposure to large long-term programs, such as missile defense systems.

Q. Tell us a little about the Lucix acquisition and why you acquired the company?

A. HEICO has been very successful in its space operations over the past 10 years, particularly in the commercial satellite markets. Our companies produce highly specialized, niche sub-components or sub-systems which are critical to a satellite's successful operation. Our companies are also known for innovation and high reliability. Lucix fits this mold precisely and its products, which include converters, receivers, transmitters, amplifiers, frequency sources and related sub-systems, can be found in more than 40 orbiting Geosynchronous Orbit satellites. Lucix's team includes some of the world's most admired designers and makers of satellite electronics. This is consistent with our practice of working with only the most highly respected and talented people in our industry.

Q. How did defense budget fluctuations impact HEICO in fiscal 2013 and what do you see in the future for HEICO's defense-related businesses?

A. While only 20% of our revenues come from defense activities, these markets are very important to us and have been very successful for HEICO. We intend to remain in them and will continue looking for growth opportunities. In 2013, we started to feel some minor effects of the U.S. budget "sequester" and we expect those effects to be more profound in fiscal 2014 as well as 2015. Around one-quarter of our defense revenue comes through foreign end-users which are not part of the U.S. defense budget.

Q. Were there any major changes to HEICO's strategy in fiscal 2013?

A. Our strategy of achieving double-digit annual growth through organic means and acquisitions in the aerospace and electronics markets remains unchanged. We have always been flexible in our ability to adapt to changes in our markets and to grow in areas where we see opportunities while others don't. We intend to remain steadfast to these principals.





COMMERCIAL AVIATION


2013
9.038 Trillion
2012
8.579 Trillion
2011
7.945 Trillion

NUMBER OF REVENUE PASSENGERS KILOMETERS (RPKs) TRAVELED BY AIRLINE PASSENGERS WORLDWIDE FOR THE TWELVE MONTH PERIOD ENDED NOVEMBER 30TH OF EACH YEAR SHOWN.



More passengers ran through airports. Commercial air travel reached record levels - - yet again - - in 2013 with an estimated more than 9 trillion Revenue Passenger Kilometers flown worldwide in the twelve months ended November 30th. Air travel is the only rapid, efficient and cost effective method of transporting people over long distances.

HEICO's commercial aviation breadth expanded again in 2013. In all of the markets we serve - - the parts after-market, accessory component repair business and new aircraft production - - HEICO's commercial aviation businesses added capabilities to better serve our customers.

Our FAA-approved commercial aircraft alternative replacement parts companies continued developing new parts using innovative methods to deliver our best-in-class cost saving opportunities to the world's aircraft operators. Airlines saved record amounts using our high-quality parts which have become the industry standard. Meanwhile, HEICO's aircraft accessory component repair and overhaul operations maintained their market-leading advantages with numerous new and proprietary repair processes known as Designated Engineering Representative, or DER, repairs designed to bring affordability and process speed to our global airline customers. These activities are conducted at six FAA-licensed facilities located throughout the United States where HEICO's creative and committed Team Members successfully strive to serve our customers.



2013 also saw our continued expansion to serve new aircraft production markets. With the acquisition of Reinhold Industries, Inc. in May 2013, we commenced offering crucial and innovative interior subcomponents to a rapidly growing market. These subcomponents help reduce aircraft weight, thereby reducing fuel consumption and increasing aircraft efficiency.

The HEICO Distribution Group experienced another banner year with record sales and new customer penetration. The incredibly capable leadership and Team Members in this group have led their companies to market prominence and a sterling reputation for quality, service and dependability.

HEICO's new Reinhold Industries subsidiary develops and supplies the inside "seat-back" portion of aircraft seats (pictured on the left) with an innovative product made with carbon fibers, thereby reducing aircraft operation costs. In addition, Reinhold also supplies other composite aerospace components and some commercial aircraft metal seating parts.







(Above) Trained and licensed technicians at HEICO's component repair facility in Miami, FL repair and overhaul a wing segment and a winglet for a large commercial aircraft.

(Left) HEICO's Component Repair Group is a recognized source of complex aircraft navigation equipment repairs and overhauls, such as the gyroscopic assembly shown here.

MANUFACTURING

Manufacturing and production operations are a critical part of HEICO's success. Using both internal capabilities and external suppliers, our businesses have over 100,000 different part numbers which they offer to customers and which must be produced with great accuracy, speed and affordability. This requires a healthy mix of talent, investment and common sense in order to meet our customers' needs in a flexible way that allows HEICO a reasonable return on our investments.



HEICO's Flight Support Group maintains substantial machining and milling capabilities at its various operations, such as the capability shown in the above photo from the Company's Hollywood, FL facility. Here, a Team Member conducts an intricate machining operation on a large casting.

We accomplish this by intimately understanding our products and not by merely following the most common practices or by adopting the latest fad. Of course, the key to our production success lies in our world-class production Team Members whose achievements make us proud every day.

Research and Development are HEICO's lifeblood activities. Having brilliant, dedicated and pragmatic engineers is paramount to our efforts and we are proud to have the best team in our industry. This team creates innovative solutions for our customers every day through endless collaborative efforts. While HEICO invests in advanced equipment to assist our research and development Team Members, we know their efforts enable our results.



This FAA-approved aircraft engine part was re-engineered by HEICO's Parts Group and is sold to commercial airlines worldwide.

RESEARCH & DEVELOPMENT



A HEICO Parts Group technician takes measurements of an aircraft engine accessory component part during the ongoing rigorous research and development process through which every HEICO alternative aircraft part must travel.



HEICO's subsidiaries produce a wide array of components for defense applications, including for the F-35 Raptor aircraft shown above.



HEICO's defense components include many electronic parts, as well as mechanical components, such as the parts shown here.

Serving customers with mission-critical and high-reliability components is the basis for HEICO's extensive space and defense operations.

Our space capabilities provide critical microwave and other electrical components for satellites and other spacecraft which are used in navigation, communications, broadcasting, scientific and defense applications covering the globe from space. Our components must operate in the harshest of all possible environments where they can't be "recalled" for repair. HEICO companies have developed an international reputation for innovation and excellence in this demanding market segment. We grew, again, in space in 2013 both organically with new product introductions and through our notable acquisition of Lucix Corporation.

HEICO's defense operations provide a wide array of electronic, electro-optical, composite and metal structural components for applications such as aircraft, missiles, missile defense systems, targeting systems, radar, electronic warfare, space and a variety of shipboard, vehicular and handheld devices. Our critical subcomponents are usually necessary for the operation of full systems or platforms and are typically developed or enhanced by a deep bench of very talented engineers and other HEICO professionals. HEICO remains committed to the defense markets and will continue its highly specialized approach in them.



SPACE AND DEFENSE

Electronic components used in satellites and other spacecraft designed and made by the Electronic Technologies Group are critical to operation of the platforms on which they are installed. HEICO has continued to expand its space operations.





Working in cooperation with medical equipment company Sorin, the Company's 3D Plus subsidiary has worked to develop the core of a unique and miniaturized heart pacemaker. Though only in the experimental phase and unlikely to produce meaningful revenue for 3D Plus for several years, this is an example of HEICO's forward-thinking mentality.

EXPANDING IN NICHE MARKETS

HEICO has always been about serving niche markets and we view this as the best way to continue growing. Frequently, we start with a small idea to serve a very small market segment, which then expands along with our product range. This requires constant focus upon very specific customer needs and requests. HEICO subsidiaries are willing to produce very unique items in very small quantities to ensure that our customers know they can rely on us in the most demanding applications.


OPTICAL
VIDEO



Initially responding to a small retrofit niche market opportunity, the Company's Radiant Power Corp. subsidiary developed this emergency backup power supply and similar versions which became standard products on numerous in-production commercial aircraft.


EXIT

INTERNATIONAL CAPABILITIES

Being in the most mobile businesses which can physically traverse huge distances, HEICO's Team Members are constantly on the go analyzing and serving the Company's customers.





HEICO
FACILITIES
WORLDWIDE
Approximate
Figures
48%
42%
10%
FLIGHT SUPPORT GROUP
ELECTRONIC TECHNOLOGIES GROUP
SALES AND OTHER

HEICO has a global footprint. With subsidiaries and facilities in the United States, Asia, Canada, Europe and India, we provide products through dedicated sales, manufacturing and engineering Team Members around the globe. As aircraft are the most mobile of all items produced anywhere, our global operations are critical to supporting the worldwide aircraft and aerospace network.

2013 FINANCIAL STATEMENTS AND OTHER INFORMATION

SELECTED FINANCIAL DATA

(in thousands, except per share data)

Year ended October 31, [1]	2013	2012	2011	2010	2009
Operating Data:					
Net sales	$ 1,008,757	$ 897,347	$ 764,891	$ 617,020	$ 538,296
Gross profit	371,181	327,436	274,441	222,347	181,011
Selling, general and administrative expenses	187,591	164,142	136,010	113,174	92,756
Operating income	183,590	163,294	138,431 [5]	109,173 [7]	88,255
Interest expense	3,717	2,432	142	508	615
Other income	888	313	64	390	205
Net income attributable to HEICO	102,396 [3]	85,147 [4]	72,820 [5][6]	54,938 [7]	44,626 [8]
Weighted average number of common shares outstanding [2]					
Basic	66,298	65,861	65,050	64,126	63,977
Diluted	66,982	66,624	66,408	65,959	65,977
Per Share Data: [2]					
Net income per share attributable to HEICO shareholders:					
Basic	$ 1.54 [3]	$ 1.29 [4]	$ 1.12 [5][6]	$ .86 [7]	$ .70 [8]
Diluted	1.53 [3]	1.28 [4]	1.10 [5][6]	.83 [7]	.68 [8]
Cash dividends per share [2]	1.816	.086	.069	.055	.049
Balance Sheet Data (as of October 31):					
Cash and cash equivalents	$ 15,499	$ 21,451	$ 17,500	$ 6,543	$ 7,167
Total assets	1,533,015	1,192,846	941,069	781,643	732,910
Total debt (including current portion)	377,515	131,820	40,158	14,221	55,431
Redeemable noncontrolling interests	59,218	67,166	65,430	55,048	56,937
Total shareholders' equity	723,235	719,759	620,154	554,826	490,658

(1) Results include the results of acquisitions from each respective effective date. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for more information.

(2) All share and per share information has been adjusted retrospectively to reflect the 5-for-4 stock splits effected in October 2013 and April 2012, 2011 and 2010.

(3) Includes the aggregate tax benefit from an income tax credit for qualified research and development activities for the last ten months of fiscal 2012 recognized in fiscal 2013 upon the retroactive extension in January 2013 of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," and higher research and development tax credits recognized upon the filing of HEICO's fiscal 2012 U.S. federal and state tax returns, which, net of expenses, increased net income attributable to HEICO by $1.8 million, or $.03 per basic and diluted share.

(4) Includes the aggregate tax benefit principally from higher research and development tax credits recognized upon the filing of HEICO's fiscal 2011 U.S. federal and state tax returns during fiscal 2012, which, net of expenses, increased net income attributable to HEICO by approximately $.9 million, or $.01 per basic and diluted share.

(5) Operating income was reduced by a net aggregate of $3.8 million due to $5.0 million in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group ("ETG") to their estimated fair values, partially offset by a $1.2 million reduction in the value of contingent consideration related to a prior year acquisition. Approximately $4.5 million of the impairment losses and the reduction in value of contingent consideration were recorded as a component of selling, general and administrative expenses, while the remaining impairment losses of $.5 million were recorded as a component of cost of goods sold, which decreased net income attributable to HEICO by $2.4 million, or $.04 per basic and diluted share, in aggregate.

(6) Includes the aggregate tax benefit principally from state income apportionment updates and higher research and development tax credits recognized upon the filing of HEICO's fiscal 2010 U.S. federal and state tax returns and amendments of certain prior year state tax returns as well as the benefit from an income tax credit for qualified research and development activities for the last ten months of fiscal 2010 recognized in fiscal 2011 upon the retroactive extension in December 2010 of Section 41 of the Internal Revenue Code, which, net of expenses, increased net income attributable to HEICO by $2.8 million, or $.04 per basic and diluted share, in aggregate.

(7) Operating income was reduced by an aggregate of $1.4 million in impairment losses related to the write-down of certain intangible assets within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income attributable to HEICO by $.9 million, or $.01 per basic and diluted share.

(8) Includes a benefit related to a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008, which increased net income attributable to HEICO by approximately $1.2 million, or $.02 per basic and diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our business is comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The Flight Support Group consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace"), which is 80% owned, and HEICO Flight Support Corp., which is wholly owned, and their collective subsidiaries, which primarily:

- *Designs, Manufactures, Repairs, Overhauls and Distributes Jet Engine and Aircraft Component Replacement Parts.* The Flight Support Group designs, manufactures, repairs, overhauls and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the Federal Aviation Administration ("FAA"). The Flight Support Group also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government. Additionally, the Flight Support Group is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to foreign military organizations allied with the United States and a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- *Designs and Manufactures Electronic, Microwave and Electro-Optical Equipment, High-Speed Interface Products, High Voltage Interconnection Devices and High Voltage Advanced Power Electronics.* The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infrared simulation, calibration and testing equipment; power conversion products serving the high-reliability military, space and commercial avionics end-markets; underwater locator beacons used to locate data and voice recorders utilized on aircraft and marine vessels; electromagnetic interference shielding for commercial and military aircraft operators, traveling wave tube amplifiers and microwave power modules used in radar, electronic warfare, on-board jamming and countermeasure systems, electronics companies and telecommunication equipment suppliers; advanced high-technology interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to computers; high voltage energy generators interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets; high frequency power delivery systems for the commercial sign industry; high voltage power supplies found in satellite communications, CT scanners and in medical and industrial x-ray systems; three-dimensional microelectronic and stacked memory products that are principally integrated into larger subsystems equipping satellites and spacecraft; harsh environment connectivity products and custom molded cable assemblies; RF and microwave amplifiers, transmitters and receivers used to support military communications on unmanned aerial systems, other aircraft, helicopters and ground-based data/communications systems, wireless cabin control systems, solid state power distribution and management systems and fuel level sensing systems for business jets and for general aviation, as well as for the military/defense market and microwave modules, units and integrated sub-systems for commercial and military satellites.

Our results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. All applicable share and per share information has been adjusted retrospectively to reflect the 5-for-4 stock splits effected in October 2013, April 2012 and April 2011. See Note 1, Summary of Significant Accounting Policies – Stock Splits, of the Notes to Consolidated Financial Statements for additional information regarding these stock splits. For further information regarding the acquisitions discussed below, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Acquisitions are included in our results of operations from the effective dates of acquisition.

In October 2013, we acquired, through HEICO Electronic, all of the outstanding stock of Lucix Corporation ("Lucix") in a transaction carried out by means of a merger. Lucix is a leading designer and manufacturer of high performance, high reliability microwave modules, units, and integrated sub-systems for commercial and military satellites.

On May 31, 2013, we acquired, through HEICO Flight Support Corp., Reinhold Industries, Inc. ("Reinhold") through the acquisition of all of the outstanding stock of Reinhold's parent company in a transaction carried out by means of a merger. Reinhold is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications.

In October 2012, we acquired, through HEICO Flight Support Corp., 80.1% of the assets and assumed certain liabilities of Action Research Corporation ("Action Research"). Action Research is an FAA-Approved Repair Station that has developed unique proprietary repairs that extend the lives of certain engine and airframe components. The remaining 19.9% interest continues to be owned by an existing member of Action Research's management team. The purchase price of this acquisition was paid using cash provided by operating activities.

In August 2012, we acquired, through HEICO Flight Support Corp., 84% of the assets and assumed certain liabilities of CSI Aerospace, Inc. ("CSI Aerospace"). CSI Aerospace is a leading repair and overhaul provider of specialized components for airlines, military and other aerospace related organizations. The remaining 16% interest continues to be owned by certain members of CSI Aerospace's management team.

In April 2012, we acquired, through HEICO Electronic, certain aerospace assets of Moritz Aerospace, Inc. ("Moritz Aerospace") in an aerospace product line acquisition. The Moritz Aerospace product line designs and manufactures next generation wireless cabin control systems, solid state power distribution and management systems and fuel level sensing systems for business jets and for general aviation, as well as for the military/defense market segments. The purchase price of this acquisition was paid using cash provided by operating activities.

In March 2012, we acquired, through HEICO Electronic, the business and substantially all of the assets of Ramona Research, Inc. ("Ramona Research"). Ramona Research designs and manufactures RF and microwave amplifiers, transmitters and receivers primarily used to support military communications on unmanned aerial systems, other aircraft, helicopters and ground-based data/communications systems.

On November 22, 2011, we acquired, through HEICO Electronic, Switchcraft, Inc. ("Switchcraft") through the purchase of all of the stock of Switchcraft's parent company, Switchcraft Holdco, Inc. Switchcraft is a leading designer and manufacturer of high performance, high reliability and harsh environment electronic connectors and other interconnect products.

In September 2011, we acquired, through HEICO Electronic, all of the outstanding capital stock of 3D Plus SA ("3D Plus"). 3D Plus is a leading designer and manufacturer of three-dimensional microelectronic and stacked memory products used predominately in satellites and also utilized in medical equipment.

In December 2010, we acquired, through HEICO Aerospace, 80.1% of the assets and assumed certain liabilities of Blue Aerospace LLC ("Blue Aerospace"). Blue Aerospace is a supplier, distributor, and integrator of military aircraft parts and support services primarily to foreign military organizations allied with the United States. The remaining 19.9% interest continues to be owned by certain members of Blue Aerospace's management team.

Unless otherwise noted, the purchase price of each of the above referenced acquisitions was paid in cash principally using proceeds from our revolving credit facility. The aggregate cost paid in cash for acquisitions, including additional purchase consideration payments, was $222.6 million, $197.3 million and $94.7 million in fiscal 2013, 2012 and 2011, respectively.

In February 2011, we acquired, through HEICO Aerospace, an additional 8% equity interest in one of our subsidiaries, which increased our ownership interest to 80%. In February 2012, we acquired an additional 6.7% equity interest in the subsidiary, which increased our ownership interest to 86.7%. In December 2012, we acquired the remaining 13.3% equity interest in the subsidiary.

Critical Accounting Policies

We believe that the following are our most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue from the sale of products and the rendering of services is recognized when title and risk of loss passes to the customer, which is generally at the time of shipment. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The percentage of our net sales recognized under the percentage-of-completion method was approximately 1% in fiscal 2013, 2012 and 2011. Changes in estimates pertaining to percentage-of-completion contracts did not have a material or significant effect on net income or net income per share in fiscal 2013, 2012 or 2011.

For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. Progress billings and customer advances received on fixed price contracts accounted for under the completed-contract method are classified as a reduction to contract costs that are included in inventories, if any, and any remaining amount is included in accrued expenses and other current liabilities.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that we set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. We estimate uncollectible receivables based on such factors as our prior experience, our appraisal of a customer's ability to pay, age of receivables outstanding and economic conditions within and outside of the aviation, defense, space, medical, telecommunications and electronics industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We periodically evaluate the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Business Combinations

We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. We determine the fair values of such assets, principally intangible assets, generally in consultation with third-party valuation advisors.

As part of the agreement to acquire certain subsidiaries, we may be obligated to pay contingent consideration should the acquired entity meet certain earnings objectives subsequent to the date of acquisition. As of the acquisition date, contingent consideration is recorded at fair value as determined through the use of a probability-based scenario analysis approach. Under this method, a set of discrete potential future subsidiary earnings is determined using internal estimates based on various revenue growth rate assumptions for each scenario. A probability of likelihood is then assigned to each discrete potential future earnings estimate and the resultant contingent consideration is calculated and discounted using a weighted average discount rate reflecting the credit risk of a market participant. Subsequent to the acquisition date, the fair value of such contingent consideration is measured each reporting period and any changes are recorded within our Consolidated Statements of Operations. Changes in either the revenue growth rates, related earnings or the discount rate could result in a material change to the amount of contingent consideration accrued. As of October 31, 2013 and 2012, $29.3 million and $10.9 million of such contingent consideration was accrued within our Consolidated Balance Sheets, respectively. During fiscal 2013, 2012 and 2011, such fair value measurement adjustments resulted in a net gain of $1.6 million, a loss of $.1 million and a gain of $1.2 million, respectively.

Valuation of Goodwill and Other Intangible Assets

We test goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In evaluating the recoverability of goodwill, we compare the fair value of each of our reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of the reporting unit's goodwill exceeds its implied fair value, if any. The fair values of our reporting units were determined using a weighted average of a market approach and an income approach. Under the market approach, fair values are estimated using published market multiples for comparable companies. We calculate fair values under the income approach by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using an estimated weighted average cost of capital. Based on the annual goodwill impairment test as of October 31, 2013, 2012 and 2011, we determined there was no impairment of our goodwill. The fair value of each of our reporting units as of October 31, 2013 significantly exceeded its carrying value.

We test each non-amortizing intangible asset (principally trade names) for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of our trade names, we utilize an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. We also test each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and discount rates. Based on the intangible impairment tests conducted, we did not recognize any impairment losses in fiscal 2013 and 2012; however, we recognized pre-tax impairment losses related to the write-down of certain customer relationships, intellectual property and trade names of $4.3 million, $.5 million and $.2 million, respectively, during fiscal 2011, within the ETG to their estimated fair values. The impairment losses pertaining to certain customer relationships and trade names were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations and the impairment losses pertaining to intellectual property were recorded as a component of costs of goods sold.

Assumptions utilized to determine fair value in the goodwill and intangible assets impairment tests are highly judgmental. If there is a material change in such assumptions or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Results of Operations

The following table sets forth the results of our operations, net sales and operating income by segment and the percentage of net sales represented by the respective items in our Consolidated Statements of Operations (in thousands):

Year ended October 31,	2013	2012	2011
Net sales	$ 1,008,757	$ 897,347	$ 764,891
Cost of sales	637,576	569,911	490,450
Selling, general and administrative expenses	187,591	164,142	136,010
Total operating costs and expenses	825,167	734,053	626,460
Operating income	$ 183,590	$ 163,294	$ 138,431
Net sales by segment:			
Flight Support Group	$ 665,148	$ 570,325	$ 539,563
Electronic Technologies Group	350,033	331,598	227,771
Intersegment sales	(6,424)	(4,576)	(2,443)
	$ 1,008,757	$ 897,347	$ 764,891
Operating income by segment:			
Flight Support Group	$ 122,058	$ 103,943	$ 95,001
Electronic Technologies Group	83,063	77,438	59,465
Other, primarily corporate	(21,531)	(18,087)	(16,035)
	$ 183,590	$ 163,294	$ 138,431
Net sales	100.0%	100.0%	100.0%
Gross profit	36.8%	36.5%	35.9%
Selling, general and administrative expenses	18.6%	18.3%	17.8%
Operating income	18.2%	18.2%	18.1%
Interest expense	.4%	.3%	—%
Other income	.1%	—%	—%
Income tax expense	5.6%	6.1%	5.6%
Net income attributable to noncontrolling interests	2.2%	2.4%	3.0%
Net income attributable to HEICO	10.2%	9.5%	9.5%

Comparison of Fiscal 2013 to Fiscal 2012

Net Sales

Our net sales in fiscal 2013 increased by 12% to a record $1,008.8 million, as compared to net sales of $897.3 million in fiscal 2012. The increase in net sales reflects an increase of $94.8 million (a 17% increase) to a record $665.1 million within the FSG as well as an increase of $18.4 million (a 6% increase) to a record $350.0 million within the ETG. The net sales increase in the FSG reflects organic growth of approximately 9% as well as additional net sales of $42.3 million from the fiscal 2013 and 2012 acquisitions. The organic growth in the FSG principally reflects an increase in net sales from new product offerings and improving market conditions resulting in a $40.7 million increase in net sales within our aftermarket replacement parts and repair and overhaul services product lines and an $11.8 million increase in net sales within our specialty products lines. The net sales increase in the ETG reflects organic growth of approximately 3% as well as additional net sales of $8.0 million from fiscal 2013 and 2012 acquisitions. The organic growth in the ETG principally reflects increased demand for certain space and aerospace products resulting in a $12.2 million and $3.3 million increase in net sales from these product lines, respectively, partially offset by a decrease in demand for certain of our defense and medical products resulting in a $3.1 million and $1.9 million decrease in net sales from these product lines, respectively. Sales price changes were not a significant contributing factor to the FSG and ETG net sales growth for fiscal 2013.

Our net sales in fiscal 2013 and 2012 by market approximated 54% and 53%, respectively, from the commercial aviation industry, 26% and 26%, respectively, from the defense and space industries, and 20% and 21%, respectively, from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

Our consolidated gross profit margin increased to 36.8% in fiscal 2013 as compared to 36.5% in fiscal 2012, principally reflecting a 1.4% and .1% increase in the ETG's and FSG's gross profit margin, respectively. The increase in the ETG's gross profit margin is principally attributed to increased net sales and a more favorable product mix for certain of our space products partially offset by lower net sales and a less favorable product mix for certain of our defense products. Total new product research and development expenses included within our consolidated cost of sales increased to $32.9 million in fiscal 2013 compared to $30.4 million in fiscal 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selling, general and administrative ("SG&A") expenses were $187.6 million and $164.1 million for fiscal 2013 and fiscal 2012, respectively. The increase in SG&A expenses reflects an increase of $18.5 million in general and administrative expenses principally attributed to an $8.9 million increase from the fiscal 2013 and 2012 acquired businesses and the remainder to support the higher net sales volumes including an increase in accrued performance awards based on the improved consolidated operating results. Additionally, the increase in SG&A expenses reflects an increase of $5.0 million in selling expenses of which $1.3 million pertains to the acquired businesses and the remainder is attributed to higher sales-related commissions and other costs from the nets sales growth. SG&A expenses as a percentage of net sales increased to 18.6% for fiscal 2013 as compared to 18.3% for fiscal 2012 principally reflecting the impact from the previously mentioned increase in accrued performance awards.

Operating Income

Operating income for fiscal 2013 increased by 12% to a record $183.6 million as compared to operating income of $163.3 million for fiscal 2012. The increase in operating income reflects an $18.1 million increase (a 17% increase) to a record $122.1 million in operating income of the FSG for fiscal 2013, up from $103.9 million for fiscal 2012 and a $5.6 million increase (a 7% increase) in operating income of the ETG to a record $83.1 million for fiscal 2013, up from $77.4 million for fiscal 2012, partially offset by a $3.4 million increase in corporate expenses. The increase in the operating income of the FSG is principally attributed to the previously mentioned net sales growth. The increase in the operating income of the ETG reflects the previously mentioned improved gross profit margin and net sales growth.

As a percentage of net sales, our consolidated operating income was 18.2% for both fiscal 2013 and fiscal 2012 despite operating margin improvements of .3% and .2% within the ETG and FSG, respectively, as the FSG, and its lower operating income as a percentage of net sales relative to the ETG, accounted for a larger percentage of our consolidated net sales for fiscal 2013 as compared to fiscal 2012. The ETG's operating income as a percentage of net sales increased from 23.4% in fiscal 2012 to 23.7% in fiscal 2013 reflecting the previously mentioned improved gross profit margin partially offset by an increase in SG&A expenses as a percentage of net sales. The FSG's operating income as a percentage of net sales increased from 18.2% in fiscal 2012 to 18.4% in fiscal 2013 reflecting the previously mentioned improved gross profit margin.

Interest Expense

Interest expense increased to $3.7 million in fiscal 2013, up from $2.4 million in fiscal 2012. The increase was principally due to a higher weighted average balance outstanding under our revolving credit facility during fiscal 2013 associated with recent acquisitions and borrowings made to fund an aggregate $1.76 per share cash dividend paid in December 2012.

Other Income

Other income in fiscal 2013 and 2012 was not material.

Income Tax Expense

Our effective tax rate in fiscal 2013 decreased to 31.1% from 33.8% in fiscal 2012. The decrease is partially due to an income tax credit for qualified research and development activities for the last ten months of fiscal 2012 that was recognized in the first quarter of fiscal 2013 pursuant to the retroactive extension of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," in January 2013 to cover a two-year period from January 1, 2012 to December 31, 2013. The decrease in the effective tax rate was also attributed to the benefit from higher tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the HEICO Corporation Leadership Compensation Plan and an income tax deduction under Section 404(k) of the Internal Revenue Code for the one-time special and extraordinary cash dividend paid in December 2012 to participants of the HEICO Savings and Investment Plan holding HEICO common stock.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held by Lufthansa Technik AG in HEICO Aerospace and the noncontrolling interests held by others in certain subsidiaries of the FSG and ETG. Net income attributable to noncontrolling interests was $22.2 million in fiscal 2013 compared to $21.5 million in fiscal 2012. The increase for fiscal 2013 reflects the aggregate impact of higher earnings of FSG and ETG subsidiaries in which noncontrolling interests are held, partially offset by our purchases of certain noncontrolling interests during fiscal 2013 and 2012 resulting in lower allocations of net income to noncontrolling interests.

Net Income Attributable to HEICO

Net income attributable to HEICO increased to a record $102.4 million, or $1.53 per diluted share, in fiscal 2013, up from $85.1 million, or $1.28 per diluted share, in fiscal 2012, principally reflecting the previously mentioned increased operating income and the favorable tax benefits recognized during fiscal 2013.

Outlook

As we look ahead to fiscal 2014, we anticipate continued organic growth within our product lines that serve the commercial aviation markets. We expect overall organic growth within the Electronic Technologies Group reflecting higher demand for the majority of our products moderated by lower demand for certain of our defense products attributable to continued uncertainty regarding the United States of America budget cuts. During fiscal 2014, we will continue our focus on developing new products and services, further market penetration, additional acquisition opportunities and maintaining our financial strength. Overall, we are targeting growth in fiscal 2014 full year net sales and net income over fiscal 2013 levels.

Comparison of Fiscal 2012 to Fiscal 2011

Net Sales

Our net sales in fiscal 2012 increased by 17% to a record $897.3 million, as compared to net sales of $764.9 million in fiscal 2011. The increase in net sales reflects an increase of $103.8 million (a 46% increase) to a record $331.6 million in net sales within the ETG as well as an increase of $30.8 million (a 6% increase) to a record $570.3 million in net sales within the FSG. The net sales increase in the ETG reflects additional net sales of approximately $87.4 million from the acquisitions of 3D Plus in September 2011, Switchcraft in November 2011, Ramona Research in March 2012 and Moritz Aerospace in April 2012, as well as organic growth of approximately 7%. The organic growth in the ETG principally reflects an increase in demand and market penetration for certain defense, space, electronic, aerospace and medical products, resulting in a $6.2 million, $3.5 million, $2.6 million, $2.1 million and $1.8 million increase in net sales from these product lines, respectively. The net sales increase in the FSG reflects organic growth of approximately 4%, as well as additional net sales of approximately $9.1 million from the acquisitions of Blue Aerospace in December 2010, CSI Aerospace in August 2012 and Action Research in October 2012. The FSG's organic growth reflects increased market penetration from both new and existing product offerings for certain of the FSG's aerospace products and services resulting in an increase of $11.3 million in net sales of which approximately 70% and 30% were attributed to the aftermarket replacement parts product lines and repair and overhaul services product lines, respectively. Additionally, the organic growth in the FSG reflects an increase of $10.3 million in net sales within our specialty product lines primarily attributed to the sales of industrial products used in heavy-duty and off-road vehicles as a result of increased market penetration. Sales price changes were not a significant contributing factor to the ETG and FSG net sales growth in fiscal 2012.

Our net sales in fiscal 2012 and 2011 by market approximated 53% and 60%, respectively, from the commercial aviation industry, 26% and 24%, respectively, from the defense and space industries, and 21% and 16%, respectively, from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

Our consolidated gross profit margin improved to 36.5% in fiscal 2012 as compared to 35.9% in fiscal 2011, principally reflecting a .7% increase in the FSG's gross profit margin, partially offset by a 2.5% decrease in the ETG's gross profit margin. The increase in the FSG's gross profit margin is primarily attributed to the previously mentioned increased sales of higher gross profit margin products within our aftermarket replacement parts and repair and overhaul services product lines. The decrease in the ETG's gross profit margin principally reflects a 1.9% impact from lower gross profit margins realized by Switchcraft and 3D Plus in fiscal 2012. The lower gross profit margins realized by these acquired businesses are principally attributed to amortization expense of certain acquired intangible assets and inventory purchase accounting adjustments aggregating approximately $4.0 million. Additionally, the decrease in the ETG's gross profit margin reflects a lower margin product mix of certain of our defense, space and medical products in fiscal 2012. Total new product research and development expenses included within our consolidated cost of sales increased from approximately $25.4 million in fiscal 2011 to approximately $30.4 million in fiscal 2012, principally to further enhance growth opportunities and market penetration.

SG&A expenses were $164.1 million and $136.0 million in fiscal 2012 and 2011, respectively. The increase in SG&A expenses reflects an increase of $17.7 million in general and administrative expenses and $10.4 million in selling expenses, of which $16.3 million in general and administrative expenses and $7.6 million in selling expenses were attributed to the acquired businesses. SG&A expenses as a percentage of net sales increased from 17.8% in fiscal 2011 to 18.3% in fiscal 2012 principally reflecting an increase in amortization expense of intangible assets from the acquired businesses.

Operating Income

Operating income for fiscal 2012 increased by 18% to a record $163.3 million as compared to operating income of $138.4 million for fiscal 2011. The increase in operating income reflects an $18.0 million increase (a 30% increase) to a record $77.4 million in operating income of the ETG for fiscal 2012, up from $59.5 million in fiscal 2011 and an $8.9 million increase (a 9% increase) in operating income of the FSG to a record $103.9 million for fiscal 2012, up from $95.0 million for fiscal 2011, partially offset by a $2.0 million increase in corporate expenses. The increase in the operating income of the ETG is principally due to the acquired businesses and the previously mentioned increased sales volumes. The increase in the operating income of the FSG principally reflects the previously mentioned increased sales volumes and improved gross profit margin.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a percentage of net sales, our consolidated operating income increased to 18.2% for fiscal 2012, up from 18.1% for fiscal 2011. The increase in consolidated operating income as a percentage of net sales reflects an increase in the FSG's operating income as a percentage of net sales from 17.6% for fiscal 2011 to 18.2% for fiscal 2012, partially offset by a decrease in the ETG's operating income as a percentage of net sales from 26.1% in fiscal 2011 to 23.4% in fiscal 2012. The increase in operating income as a percentage of net sales for the FSG principally reflects the previously mentioned higher gross profit margin. The decrease in operating income as a percentage of net sales for the ETG principally reflects a 3.9% impact from lower operating margins realized by Switchcraft and 3D Plus. The lower operating margins realized by Switchcraft and 3D Plus are principally attributed to amortization expense associated with intangible assets and inventory purchase accounting adjustments aggregating approximately $10.6 million during fiscal 2012.

Interest Expense

Interest expense increased to $2.4 million for fiscal 2012 from $.1 million for fiscal 2011. The increase was principally due to a higher weighted average balance outstanding under our revolving credit facility in fiscal 2012 associated with the recent acquisitions.

Other Income

Other income in fiscal 2012 and 2011 was not material.

Income Tax Expense

The Company's effective tax rate increased to 33.8% for fiscal 2012 from 31.0% for fiscal 2011. The change in the effective tax rate is primarily attributed to the retroactive extension of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," to cover the period from January 1, 2010 to December 31, 2011, which resulted in the recognition of an income tax credit for qualified research and development activities for the last ten months of fiscal 2010 in the first quarter of fiscal 2011 and reduced the recognition of such income tax credit to just the first two months of qualifying research and development activities in fiscal 2012. In addition, the Company purchased certain noncontrolling interests during fiscal 2011 and 2012 that contributed to the comparative increase in the effective tax rate for fiscal 2012. Further, the increase also reflects a higher effective state income tax rate principally because the prior year includes a benefit from state income apportionment updates recognized upon the filing of the Company's fiscal 2010 state tax returns and the amendment of certain prior year state tax returns in the third quarter of fiscal 2011 and the current year includes the effect of a fiscal 2012 acquisition and changes in certain state tax laws which impacted state apportionment factors.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held by Lufthansa Technik AG in HEICO Aerospace and the noncontrolling interests held by others in certain subsidiaries of the FSG and ETG. Net income attributable to noncontrolling interests was $21.5 million in fiscal 2012 compared to $22.6 million in fiscal 2011. The decrease in fiscal 2012 principally reflects our purchases of certain noncontrolling interests during fiscal 2011 and 2012 resulting in lower allocations of net income to noncontrolling interests. Additionally, the decrease is attributed to lower earnings of certain ETG and FSG subsidiaries, partially offset by higher earnings of the FSG in which the 20% noncontrolling interest is held.

Net Income Attributable to HEICO

Net income attributable to HEICO was a record $85.1 million, or $1.28 per diluted share, in fiscal 2012 compared to $72.8 million, or $1.10 per diluted share, in fiscal 2011 principally reflecting the increased operating income referenced above.

Inflation

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on net income attributable to HEICO has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

Liquidity and Capital Resources

Our capitalization was as follows (in thousands):

As of October 31,	2013	2012
Cash and cash equivalents	$ 15,499	$ 21,451
Total debt (including current portion)	377,515	131,820
Shareholders' equity	723,235	719,759
Total capitalization (debt plus equity)	1,100,750	851,579
Total debt to total capitalization	34%	15%

Our principal uses of cash include acquisitions, cash dividends, capital expenditures, distributions to noncontrolling interests and working capital needs. Capital expenditures in fiscal 2014 are anticipated to approximate $25 million. We finance our activities primarily from our operating activities and financing activities, including borrowings under long-term credit agreements.

Recent Developments

On November 22, 2013, we entered into an amendment to extend the maturity date of our revolving credit facility by one year to December 2018 and to increase the aggregate principal amount to $800 million. Furthermore, the amendment includes a feature that will allow us to increase the aggregate principal amount by an additional $200 million, at our option, to become a $1.0 billion facility through increased commitments from existing lenders or the addition of new lenders.

As of December 17, 2013, we had approximately $431 million of unused availability under the terms of our revolving credit facility. Based on our current outlook, we believe that our net cash provided by operating activities and available borrowings under our revolving credit facility will be sufficient to fund cash requirements for at least the next twelve months.

Operating Activities

Net cash provided by operating activities was $131.8 million in fiscal 2013 and consisted primarily of net income from consolidated operations of $124.6 million and depreciation and amortization of $36.8 million (a non-cash item), partially offset by an increase in working capital (current assets minus current liabilities) of $30.9 million. The increase in working capital was principally attributed to increases in accounts receivable and inventory as a result of net sales growth during the period. Net cash provided by operating activities decreased by $6.7 million in fiscal 2013 from $138.6 million in fiscal 2012. The decrease in cash provided by operating activities is principally attributed to a $27.8 million increase in working capital reflecting increases in accounts receivable of $10.8 million and inventories of $7.4 million as a result of net sales growth, a $9.0 million decrease in income taxes payable due to the timing of estimated payments and a $3.0 million increase in our deferred tax benefit, partially offset by a $17.9 million and $6.1 million increase in net income from consolidated operations and depreciation and amortization, respectively.

Net cash provided by operating activities was $138.6 million for fiscal 2012, principally reflecting net income from consolidated operations of $106.7 million, depreciation and amortization of $30.7 million and stock option compensation expense of $3.9 million, partially offset by an increase in working capital (current assets minus current liabilities) of $3.1 million. The increase in working capital of $3.1 million primarily reflects a build in inventory levels to meet customer demand and increased accounts receivable related to higher net sales in fiscal 2012, partially offset by the timing of certain payments pertaining to fiscal 2012 accruals and payables. Net cash provided by operating activities increased by $13.1 million from $125.5 million in fiscal 2011. The increase in net cash provided by operating activities is principally due to a $12.1 million increase in depreciation and amortization expense principally related to the fiscal 2012 and 2011 acquisitions and an $11.2 million increase in net income from consolidated operations, partially offset by a $7.3 million increase in net operating assets and a $5.0 million decrease in impairment losses of certain intangible assets.

Net cash provided by operating activities was $125.5 million in fiscal 2011, principally reflecting net income from consolidated operations of $95.5 million, depreciation and amortization of $18.5 million, impairment losses of certain intangible assets aggregating $5.0 million, a decrease in working capital (current assets minus current liabilities) of $4.1 million, and stock option compensation expense of $2.6 million.

Investing Activities

Net cash used in investing activities during the three-year fiscal period ended October 31, 2013 primarily relates to several acquisitions aggregating $514.6 million, including $222.6 million in fiscal 2013, $197.3 million in fiscal 2012, and $94.7 million in fiscal 2011. Further details on acquisitions may be under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Capital expenditures aggregated $43.0 million over the last three fiscal years, primarily reflecting the expansion, replacement and betterment of existing production facilities and capabilities, which were generally funded using cash provided by operating activities.

Financing Activities

Net cash provided by financing activities was $103.2 million in fiscal 2013 and $78.4 million in fiscal 2012 and net cash used in financing activities was $10.7 million in fiscal 2011. During the three-year fiscal period ended October 31, 2013, we borrowed an aggregate $635.0 million under our revolving credit facility principally to fund acquisitions and a special and extraordinary cash dividend paid in fiscal 2013, including $372.0 million in fiscal 2013, $191.0 million in fiscal 2012, and $72.0 million in fiscal 2011. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Payments on the revolving credit facility aggregated $276.0 million over the last three fiscal years, including $126.0 million in fiscal 2013, $100.0 million in fiscal 2012, and $50.0 million in fiscal 2011. In December 2012, we paid a special and extraordinary cash dividend on both classes of HEICO common stock aggregating $113.5 million. For the three-year fiscal period ended October 31, 2013, we made distributions to noncontrolling interest owners aggregating $31.6 million, acquired certain noncontrolling interests aggregating $31.5 million, redeemed common stock related to stock option exercises aggregating $17.0 million, paid regular semi-annual cash dividends aggregating $17.0 million, and paid revolving credit facility issuance costs of $3.6 million. For the three-year fiscal period ended October 31, 2013, we received proceeds from stock option exercises aggregating $3.5 million. Net cash provided by financing activities also includes the presentation of an excess tax benefit from stock option exercises aggregating $23.6 million for the three-year fiscal period ended October 31, 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In December 2011, we entered into a $670 million Revolving Credit Agreement ("Credit Facility") with a bank syndicate. The Credit Facility may be used for our working capital and general corporate needs, including capital expenditures and to finance acquisitions. In November 2013, we extended the maturity date of the Credit Facility by one year to December 2018 and increased the aggregated principal amount to $800 million. The Credit Facility also includes a feature that will allow us to increase the aggregate principal amount by an additional $200 million to become a $1.0 billion facility through increased commitments from existing lenders or the addition of new lenders.

Advances under the Credit Facility accrue interest at our choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, noncontrolling interests and non-cash charges, or "leverage ratio"). The Base Rate is the highest of (i) the Prime Rate; (ii) the Federal Funds rate plus .50% per annum; and (iii) the Adjusted LIBO Rate determined on a daily basis for an Interest Period of one month plus 1.00% per annum, as such capitalized terms are defined in the Credit Facility. The applicable margins for LIBOR-based borrowings range from .75% to 2.25%. The applicable margins for Base Rate borrowings range from 0% to 1.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on our leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in foreign currencies, letters of credit and swingline borrowings. Outstanding principal, accrued and unpaid interest and other amounts payable under the Credit Facility may be accelerated upon an event of default, as such events are described in the Credit Facility. The Credit Facility is unsecured and contains covenants that restrict the amount of certain payments, including dividends, and require, among other things, the maintenance of a total leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event our leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of our subsidiaries. As of October 31, 2013, we were in compliance with all financial and nonfinancial covenants. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the Credit Facility.

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2013 (in thousands):

		Payments due by fiscal period			
	Total	2014	2015 - 2016	2017 - 2018	Thereafter
Long-term debt obligations [1]	$ 373,655	$ 127	$ 357	$ 171	$ 373,000
Capital lease obligations [2]	4,576	732	1,126	891	1,827
Operating lease obligations [3]	41,096	9,581	17,334	8,941	5,240
Purchase obligations [4] [5] [6]	33,593	10,868	22,712	13	—
Other long-term liabilities	591	265	195	107	24
Total contractual obligations	$ 453,511	$ 21,573	$ 41,724	$ 10,123	$ 380,091

(1) Excludes interest charges on borrowings and the fee on the amount of any unused commitment that we may be obligated to pay under our revolving credit facility as such amounts vary. Also excludes interest charges associated with notes payable as such amounts are not material. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements and "Liquidity and Capital Resources," above for additional information regarding our long-term debt obligations. As discussed in "Liquidity and Capital Resources," we entered into an amendment to extend the maturity date of our revolving credit facility by one year to December 2018, which is reflected in the table.

(2) Inclusive of $.7 million in interest charges. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements for additional information regarding our capital lease obligations.

(3) See Note 16, Commitments and Contingencies – Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding our operating lease obligations.

(4) Includes contingent consideration aggregating $29.3 million related to a fiscal 2013 acquisition and a fiscal 2012 acquisition as well as $2.1 million of accrued additional purchase consideration related to expected purchase price adjustments of certain fiscal 2013 acquisitions. See Note 2, Acquisitions, and Note 7, Fair Value Measurements, of the Notes to Consolidated Financial Statements for additional information.

(5) The holders of equity interests in certain of our subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing us to purchase their equity interests through fiscal 2022. The Put Rights provide that cash consideration be paid for their equity interests (the "Redemption Amount"). As of October 31, 2013, management's estimate of the aggregate Redemption Amount of all Put Rights that we would be required to pay is approximately $59 million, which is reflected within redeemable noncontrolling interests in our Consolidated Balance Sheet. Of this amount, $1.2 million is included in the table as payable in fiscal 2014, which represents an adjustment to the Redemption Amount of a fiscal 2013 acquisition of redeemable noncontrolling interests. All other Redemption Amounts have been excluded from the table as the timing of such payments is contingent upon the exercise of the Put Rights. See Note 12, Redeemable Noncontrolling Interests, of the Notes to Consolidated Financial Statements for additional information.

(6) Also includes an aggregate $1.0 million of commitments principally for capital expenditures and inventory. All purchase obligations of inventory and supplies in the ordinary course of business (i.e., with deliveries scheduled within the next year) are excluded from the table.

Off-Balance Sheet Arrangements

Guarantees

We have arranged for a standby letter of credit in the amount of $1.5 million to meet the security requirement of our insurance company for potential workers' compensation claims, which is supported by our revolving credit facility.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, "Presentation of Comprehensive Income," which requires the presentation of total comprehensive income, the components of net income and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present other comprehensive income and its components in the statement of shareholders' equity. We adopted ASU 2011-05 in the first quarter of fiscal 2013 and elected to make the presentation in two separate, but consecutive statements, which had no impact on our consolidated results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment," which is intended to reduce the complexity and cost of performing a quantitative test for impairment of goodwill by permitting an entity the option to perform a qualitative evaluation about the likelihood of goodwill impairment in order to determine whether it should calculate the fair value of a reporting unit. The update also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We adopted ASU 2011-08 in the fourth quarter of fiscal 2013 but elected to perform a quantitative analysis when performing our fiscal 2013 impairment test. The adoption of this guidance had no impact on our consolidated results of operations, financial position or cash flows.

In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," which requires disclosure about changes in and amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for fiscal years and interim periods within those fiscal years beginning after December 15, 2012, or in fiscal 2014 for HEICO. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In March 2013, the FASB issued ASU 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity," which clarifies the applicable guidance for the release of any cumulative translation adjustments into net earnings. ASU 2013-05 specifies that the entire amount of cumulative translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the investment in the foreign entity. ASU 2013-05 is effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013, or in fiscal 2015 for HEICO. Early adoption is permitted. We are currently evaluating the effect, if any, the adoption of this guidance will have on our consolidated results of operations, financial position or cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "expect," "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include:

- Lower demand for commercial air travel or airline fleet changes or airline purchasing decisions, which could cause lower demand for our goods and services;
- Product development or product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales;
- Our ability to introduce new products and product pricing levels, which could reduce our sales or sales growth;
- Product development difficulties, which could increase our product development costs and delay sales; and
- Our ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest and income tax rates and economic conditions within and outside of the aviation, defense, space, medical, telecommunications and electronics industries, which could negatively impact our costs and revenues; and defense budget cuts, which could reduce our defense-related revenue.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary market risk to which we have exposure is interest rate risk, mainly related to our revolving credit facility, which has variable interest rates. Interest rate risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. Based on our aggregate outstanding variable rate debt balance of $373 million as of October 31, 2013, a hypothetical 10% increase in interest rates would not have a material effect on our results of operations, financial position or cash flows.

We maintain a portion of our cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2013 would not have a material effect on our results of operations, financial position or cash flows.

We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated transactions, which are principally in Euros, Canadian dollars and British pounds sterling. A hypothetical 10% weakening in the exchange rate of the Euro, Canadian dollar or British pound sterling to the United States dollar as of October 31, 2013 would not have a material effect on our results of operations, financial position or cash flows.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

As of October 31,	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 15,499	$ 21,451
Accounts receivable, net	157,022	122,214
Inventories, net	218,893	189,704
Prepaid expenses and other current assets	17,022	6,997
Deferred income taxes	33,036	27,545
Total current assets	441,472	367,911
Property, plant and equipment, net	97,737	80,518
Goodwill	688,489	542,114
Intangible assets, net	241,558	154,324
Deferred income taxes	1,791	2,492
Other assets	61,968	45,487
Total assets	$ 1,533,015	$ 1,192,846
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 697	$ 626
Trade accounts payable	54,855	50,083
Accrued expenses and other current liabilities	105,734	76,241
Income taxes payable	—	4,564
Total current liabilities	161,286	131,514
Long-term debt, net of current maturities	376,818	131,194
Deferred income taxes	128,482	90,436
Other long-term liabilities	83,976	52,777
Total liabilities	750,562	405,921
Commitments and contingencies (Notes 2 and 16)		
Redeemable noncontrolling interests (Note 12)	59,218	67,166
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000 shares authorized; 300 shares designated as Series B Junior Participating Preferred Stock and 300 shares designated as Series C Junior Participating Preferred Stock; none issued	—	—
Common Stock, $.01 par value per share; 75,000 shares authorized; 26,790 and 26,682 shares issued and outstanding	268	213
Class A Common Stock, $.01 par value per share; 75,000 shares authorized; 39,586 and 39,397 shares issued and outstanding	396	315
Capital in excess of par value	255,889	244,632
Deferred compensation obligation	1,138	823
HEICO stock held by irrevocable trust	(1,138)	(823)
Accumulated other comprehensive income (loss)	144	(3,572)
Retained earnings	349,649	375,085
Total HEICO shareholders' equity	606,346	616,673
Noncontrolling interests	116,889	103,086
Total shareholders' equity	723,235	719,759
Total liabilities and equity	$ 1,533,015	$ 1,192,846

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Year ended October 31,	2013	2012	2011
Net sales	$ 1,008,757	$ 897,347	$ 764,891
Operating costs and expenses:			
Cost of sales	637,576	569,911	490,450
Selling, general and administrative expenses	187,591	164,142	136,010
Total operating costs and expenses	825,167	734,053	626,460
Operating income	183,590	163,294	138,431
Interest expense	(3,717)	(2,432)	(142)
Other income	888	313	64
Income before income taxes and noncontrolling interests	180,761	161,175	138,353
Income tax expense	56,200	54,500	42,900
Net income from consolidated operations	124,561	106,675	95,453
Less: Net income attributable to noncontrolling interests	22,165	21,528	22,633
Net income attributable to HEICO	$ 102,396	$ 85,147	$ 72,820
Net income per share attributable to HEICO shareholders (Note 13):			
Basic	$ 1.54	$ 1.29	$ 1.12
Diluted	$ 1.53	$ 1.28	$ 1.10
Weighted average number of common shares outstanding:			
Basic	66,298	65,861	65,050
Diluted	66,982	66,624	66,408

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

Year ended October 31,	2013	2012	2011
Net income from consolidated operations	$ 124,561	$ 106,675	$ 95,453
Other comprehensive income (loss):			
Foreign currency translation adjustments	3,128	(6,457)	3,012
Unrealized gain on pension benefit obligation, net of tax	590	—	—
Total other comprehensive income (loss)	3,718	(6,457)	3,012
Comprehensive income from consolidated operations	128,279	100,218	98,465
Less: Comprehensive income attributable to noncontrolling interests	22,165	21,528	22,633
Comprehensive income attributable to HEICO	$ 106,114	$ 78,690	$ 75,832

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)

	Redeemable Noncontrolling Interests	Common Stock	Class A Common Stock
Balances as of October 31, 2012	$ 67,166	$ 213	$ 315
Comprehensive income	8,386	—	—
Cash dividends ($1.816 per share)	—	—	—
Five-for-four common stock split	—	54	79
Issuance of common stock to HEICO Savings and Investment Plan	—	—	—
Tax benefit from stock option exercises	—	—	—
Stock option compensation expense	—	—	—
Proceeds from stock option exercises	—	1	2
Redemptions of common stock related to stock option exercises	—	—	—
Acquisitions of noncontrolling interests	(16,610)	—	—
Distributions to noncontrolling interests	(7,579)	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	7,454	—	—
Deferred compensation obligation	—	—	—
Other	401	—	—
Balances as of October 31, 2013	$ 59,218	$ 268	$ 396

	Redeemable Noncontrolling Interests	Common Stock	Class A Common Stock
Balances as of October 31, 2011	$ 65,430	$ 171	$ 250
Comprehensive income	9,526	—	—
Cash dividends ($.086 per share)	—	—	—
Five-for-four common stock split	—	42	63
Issuance of common stock to HEICO Savings and Investment Plan	—	—	—
Tax benefit from stock option exercises	—	—	—
Stock option compensation expense	—	—	—
Proceeds from stock option exercises	—	—	2
Redemptions of common stock related to stock option exercises	—	—	—
Acquisitions of noncontrolling interests	(7,616)	—	—
Distributions to noncontrolling interests	(9,090)	—	—
Noncontrolling interests assumed related to acquisitions	3,918	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	3,775	—	—
Deferred compensation obligation	—	—	—
Other	1,223	—	—
Balances as of October 31, 2012	$ 67,166	$ 213	$ 315

The accompanying notes are an integral part of these consolidated financial statements.

Statement continued on page 34

	HEICO Shareholders' Equity					
Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total Shareholders' Equity
$ 244,632	$ 823	($ 823)	($3,572)	$ 375,085	$ 103,086	$ 719,759
—	—	—	3,718	102,396	13,779	119,893
—	—	—	—	(120,361)	—	(120,361)
(133)	—	—	—	(17)	—	(17)
2,985	—	—	—	—	—	2,985
5,191	—	—	—	—	—	5,191
5,117	—	—	—	—	—	5,117
460	—	—	—	—	—	463
(2,364)	—	—	—	—	—	(2,364)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	(7,454)	—	(7,454)
—	315	(315)	—	—	—	—
1	—	—	(2)	—	24	23
$ 255,889	$1,138	($1,138)	$ 144	$ 349,649	$ 116,889	$ 723,235

	HEICO Shareholders' Equity					
Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total Shareholders' Equity
$ 226,120	$ 522	($ 522)	$3,033	$ 299,497	$ 91,083	$ 620,154
—	—	—	(6,457)	85,147	12,002	90,692
—	—	—	—	(5,689)	—	(5,689)
(105)	—	—	—	(16)	—	(16)
982	—	—	—	—	—	982
13,164	—	—	—	—	—	13,164
3,948	—	—	—	—	—	3,948
831	—	—	—	—	—	833
(307)	—	—	—	—	—	(307)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	(3,775)	—	(3,775)
—	301	(301)	—	—	—	—
(1)	—	—	(148)	(79)	1	(227)
$ 244,632	$ 823	($ 823)	($3,572)	$ 375,085	$ 103,086	$ 719,759

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)

	Redeemable Noncontrolling Interests	Common Stock	Class A Common Stock
Balances as of October 31, 2010	$ 55,048	$ 131	$ 199
Comprehensive income	11,264	—	—
Cash dividends ($.069 per share)	—	—	—
Five-for-four common stock split	—	33	50
Tax benefit from stock option exercises	—	—	—
Stock option compensation expense	—	—	—
Proceeds from stock option exercises	—	9	2
Redemptions of common stock related to stock option exercises	—	(3)	—
Acquisitions of noncontrolling interests	(7,241)	—	—
Distributions to noncontrolling interests	(8,893)	—	—
Noncontrolling interests assumed related to acquisitions	5,612	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	9,640	—	—
Deferred compensation obligation	—	—	—
Other	—	1	(1)
Balances as of October 31, 2011	$ 65,430	$ 171	$ 250

The accompanying notes are an integral part of these consolidated financial statements.

HEICO Shareholders' Equity						
Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total Shareholders' Equity
$ 227,993	$ —	$ —	($ 124)	$ 240,913	$ 85,714	$ 554,826
—	—	—	3,012	72,820	11,369	87,201
—	—	—	—	(4,494)	—	(4,494)
(83)	—	—	—	(102)	—	(102)
7,703	—	—	—	—	—	7,703
2,647	—	—	—	—	—	2,647
2,156	—	—	—	—	—	2,167
(14,295)	—	—	—	—	—	(14,298)
—	—	—	—	—	—	—
—	—	—	—	—	(6,000)	(6,000)
—	—	—	—	—	—	—
—	—	—	—	(9,640)	—	(9,640)
—	522	(522)	—	—	—	—
(1)	—	—	145	—	—	144
$ 226,120	$ 522	($522)	$3,033	$ 299,497	$ 91,083	$ 620,154

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year ended October 31,	2013	2012	2011
Operating Activities:			
Net income from consolidated operations	$ 124,561	$ 106,675	$ 95,453
Adjustments to reconcile net income from consolidated operations to net cash provided by operating activities:			
Depreciation and amortization	36,790	30,656	18,543
Tax benefit from stock option exercises	5,191	13,164	7,703
Excess tax benefit from stock option exercises	(5,126)	(12,110)	(6,346)
Stock option compensation expense	5,117	3,948	2,647
Impairment of intangible assets	—	—	4,987
Issuance of common stock to HEICO Savings and Investment Plan	2,985	982	—
(Decrease) increase in value of contingent consideration	(1,640)	119	(1,150)
Deferred income tax (benefit) provision	(5,785)	(2,834)	29
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(16,585)	(5,782)	(5,327)
Increase in inventories	(14,877)	(7,484)	(9,405)
Increase in prepaid expenses and other current assets	(4,918)	(1,072)	(343)
(Decrease) increase in trade accounts payable	(23)	4,269	7,257
Increase in accrued expenses and other current liabilities	12,766	5,182	10,425
(Decrease) increase in income taxes payable	(7,273)	1,759	1,516
Other	653	1,113	(471)
Net cash provided by operating activities	131,836	138,585	125,518
Investing Activities:			
Acquisitions, net of cash acquired	(222,638)	(197,285)	(94,655)
Capital expenditures	(18,328)	(15,262)	(9,446)
Other	(342)	(161)	201
Net cash used in investing activities	(241,308)	(212,708)	(103,900)
Financing Activities:			
Borrowings on revolving credit facility	372,000	191,000	72,000
Payments on revolving credit facility	(126,000)	(100,000)	(50,000)
Cash dividends paid	(120,361)	(5,689)	(4,494)
Acquisitions of noncontrolling interests	(16,610)	(7,616)	(7,241)
Excess tax benefit from stock option exercises	5,126	12,110	6,346
Distributions to noncontrolling interests	(7,579)	(9,090)	(14,893)
Redemptions of common stock related to stock option exercises	(2,364)	(307)	(14,298)
Payment of contingent consideration	(601)	—	—
Revolving credit facility issuance costs	(570)	(3,028)	—
Proceeds from stock option exercises	463	833	2,167
Other	(296)	214	(256)
Net cash provided by (used in) financing activities	103,208	78,427	(10,669)
Effect of exchange rate changes on cash	312	(353)	8
Net (decrease) increase in cash and cash equivalents	(5,952)	3,951	10,957
Cash and cash equivalents at beginning of year	21,451	17,500	6,543
Cash and cash equivalents at end of year	$ 15,499	$ 21,451	$ 17,500

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. ("HEICO Aerospace"), HEICO Flight Support Corp. and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense and electronic related products and services throughout the United States and internationally. The Company's customer base is primarily the aviation, defense, space, medical, telecommunications and electronics industries.

Basis of Presentation

The Company has two operating segments: the Flight Support Group ("FSG"), consisting of HEICO Aerospace and HEICO Flight Support Corp. and their collective subsidiaries; and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries.

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly owned except for HEICO Aerospace, which is 20% owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates three subsidiaries which are 80.1%, 80.1% and 82.3% owned, respectively, and a joint venture, which is 84% owned. Also, HEICO Flight Support Corp. consolidates two subsidiaries which are 80.1% and 84% owned, respectively. Furthermore, HEICO Electronic consolidates three subsidiaries, which are 80.1%, 82.5%, and 95.9% owned, respectively, and a wholly owned subsidiary of HEICO Electronic consolidates a subsidiary which is 78% owned. See Note 12, Redeemable Noncontrolling Interests. All significant intercompany balances and transactions are eliminated.

Stock Splits

In September 2013, March 2012 and March 2011, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock splits were effected as of October 23, 2013, April 25, 2012 and April 26, 2011, respectively, in the form of a 25% stock dividend distributed to shareholders of record as of October 11, 2013, April 13, 2012 and April 15, 2011, respectively. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock splits.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments such as U.S. Treasury bills and money market funds with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers and unbilled costs and estimated earnings related to revenue from certain fixed price contracts recognized on the percentage-of-completion method that have been recognized for accounting purposes, but not yet billed to customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, age of receivables outstanding and economic conditions within and outside of the aviation, defense, space, medical, telecommunications and electronics industries.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company performs ongoing credit evaluations of its customers, but does not generally require collateral to support customer receivables.

Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made. In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization is generally provided on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is depreciated over the following estimated useful lives:

Buildings and improvements	10 to 40 years
Leasehold improvements	2 to 20 years
Machinery and equipment	3 to 10 years
Tooling	2 to 5 years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance costs are expensed as incurred. Upon disposition, the asset's cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected within earnings.

Capital Leases

Assets acquired under capital leases are recorded at the lower of the fair value of the asset or the present value of the future minimum lease payments, excluding that portion of the payments representing executory costs. The discount rate used in determining the present value of the minimum lease payments is the lower of the rate implicit in the lease or the Company's incremental borrowing rate. Assets under capital leases are included in property, plant and equipment and are depreciated over the shorter of the lease term or the useful life of the leased asset. Lease payments under capital leases are recognized as a reduction of the capital lease obligation and as interest expense.

Business Combinations

The Company allocates the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. The operating results of acquired businesses are included in the Company's results of operations beginning as of their effective acquisition dates. Acquisition costs are generally expensed as incurred and were not material in fiscal 2013, 2012 or 2011.

For contingent consideration arrangements associated with acquisitions consummated during or after fiscal 2010, a liability is recognized at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations. For contingent consideration arrangements associated with acquisitions consummated prior to fiscal 2010, a liability and additional goodwill was recognized only when the earnings objectives were met. Information regarding additional contingent purchase consideration related to acquisitions both prior and subsequent to fiscal 2010 may be found in Note 2, Acquisitions.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In evaluating the recoverability of goodwill, the Company compares the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of the reporting unit's goodwill exceeds its implied fair value, if any. The fair values of the Company's reporting units are determined by using a weighted average of a market approach and an income approach. Under the market approach, fair values are estimated using published market multiples for comparable companies. The Company calculates fair values under the income approach by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using an estimated weighted average cost of capital.

The Company's intangible assets not subject to amortization consist principally of its trade names. The Company's intangible assets subject to amortization are amortized on the straight-line method (except for certain customer relationships amortized on an accelerated method) over the following estimated useful lives:

Customer relationships	5 to 10 years
Intellectual property	6 to 15 years
Licenses	10 to 17 years
Non-compete agreements	2 to 7 years
Patents	5 to 19 years
Trade names	5 to 10 years

Amortization expense of intellectual property, licenses and patents is recorded as a component of cost of sales, and amortization expense of customer relationships, non-compete agreements and trade names is recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statement of Operations. The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of its trade names, the Company utilizes an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and discount rates.

Investments

Investments are stated at fair value based on quoted market prices. Investments that are intended to be held for less than one year are included within prepaid expenses and other current assets in the Company's Consolidated Balance Sheets, while those intended to be held for longer than one year are classified within other assets. Unrealized gains or losses associated with available-for-sale securities are reported net of tax within other comprehensive income in shareholders' equity. Unrealized gains or losses associated with trading securities are recorded as a component of other income in the Company's Consolidated Statement of Operations.

Derivative Instruments

From time to time, the Company utilizes certain derivative instruments (e.g. foreign currency forward contracts and interest rate swap agreements) to hedge the variability of foreign currency exchange rates and the expected future cash flows of certain transactions. Changes in the fair value of derivative instruments are recognized immediately in earnings, unless the derivative is designated as a hedge and qualifies for hedge accounting. There are three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: (1) a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), (2) a hedge of the variability in cash flows from forecasted transactions (cash flow hedge), and (3) a hedge of the variability caused by changes in foreign currency exchange rates (foreign currency hedge).

Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow, or a foreign currency hedge by documenting the relationship between the derivative and the hedged item. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception and on an ongoing basis. For a derivative instrument that qualifies for hedge accounting, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in fair value of the derivative are recognized in earnings immediately. If the derivative does not qualify for hedge accounting, the Company considers the transaction to be an "economic hedge" and changes in the fair value of the derivative asset or liability are recognized immediately in earnings.

During fiscal 2012 and 2011, the Company entered into foreign currency forward contracts to mitigate foreign exchange risk of certain transactions. The impact of these forward contracts did not have a material effect on the Company's results of operations, financial position or cash flows in fiscal 2012 or 2011. The Company did not utilize any derivative investments in fiscal 2013.

Customer Rebates and Credits

The Company records accrued customer rebates and credits as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. These amounts generally relate to discounts negotiated with customers as part of certain sales contracts that are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction within net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contract period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims experience.

Defined Benefit Pension Plan

In connection with the acquisition of Reinhold Industries, Inc. ("Reinhold") (see Note 2, Acquisitions), the Company assumed Reinhold's frozen qualified defined benefit pension plan (the "Plan"). The Plan's benefits are based on employee compensation and years of service. However, since the Plan was closed to new participants effective December 31, 2004, the accrued benefit for Plan participants was fixed as of the date of acquisition. The Company uses an actuarial valuation to determine the projected benefit obligation of the Plan and records the difference between the fair value of the Plan's assets and the projected benefit obligation as of October 31 in its Consolidated Balance Sheet. Additionally, any actuarial gain or loss that arises during a fiscal year that is not recognized as a component of net periodic pension income or expense is recorded as a component of other comprehensive income or (loss), net of tax. See Note 10, Retirement Plans, for additional information and disclosures about the Plan.

Revenue Recognition

Revenue from the sale of products and the rendering of services is recognized when title and risk of loss passes to the customer, which is generally at the time of shipment. Revenue from the rendering of services represented less than 10% of consolidated net sales for all periods presented. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 1% in fiscal 2013, 2012 and 2011. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred.

Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability, and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined. Changes in estimates pertaining to percentage-of-completion contracts did not have a material effect on net income from consolidated operations in fiscal 2013, 2012 or 2011.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenue recognized on contracts accounted for under the percentage-of-completion method. Billings are made based on the completion of certain milestones as provided for in the contracts.

For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the has been accepted by the customer. Progress billings and customer advances ("billings to date") received on fixed price contracts accounted for under the completed-contract method are classified as a reduction to contracts in process (a component of inventories), if any, and any remaining amount is included in accrued expenses and other current liabilities.

Stock-Based Compensation

The Company records compensation expense associated with stock options in its Consolidated Statements of Operations based on the grant date fair value of those awards. The fair value of each stock option on the date of grant is estimated using the Black-Scholes pricing model based on certain valuation assumptions. Expected volatilities are based on the Company's historical stock prices over the contractual terms of the options and other factors. The risk-free interest rates used are based on the published U.S. Treasury yield curve in effect at the time of the grant for instruments with a similar life. The dividend yield reflects the Company's expected dividend yield at the date of grant. The expected life represents the period that the stock options are expected to be outstanding, taking into consideration the contractual terms of the options and employee historical exercise behavior. The Company generally recognizes stock option compensation expense ratably over the award's vesting period.

The Company calculates the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool ("APIC Pool") by tracking each stock option award granted after November 1, 1996 on an employee-by-employee basis and on a grant-by-grant basis to determine whether there is a tax benefit situation or tax deficiency situation for each such award. The Company then compares the fair value expense to the tax deduction received for each stock option grant and aggregates the benefits and deficiencies, which have the effect of increasing or decreasing, respectively, the APIC Pool. Should the amount of future tax deficiencies be greater than the available APIC Pool, the Company will record the excess as income tax expense in its Consolidated Statements of Operations. The excess tax benefit resulting from tax deductions in excess of the cumulative compensation expense recognized for stock options exercised is presented as a financing activity in the Company's Consolidated Statements of Cash Flows. All other tax benefits related to stock options have been presented as a component of operating activities.

Income Taxes

Income tax expense includes United States and foreign income taxes, plus the provision for United States taxes on undistributed earnings of foreign subsidiaries not deemed to be permanently invested. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

The Company accounts for uncertainty in income taxes and evaluates tax positions utilizing a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement and recognizing that amount in the financial statements. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. Further information regarding income taxes can be found in Note 6, Income Taxes.

Redeemable Noncontrolling Interests

As further detailed in Note 12, Redeemable Noncontrolling Interests, the holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that require the Company to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. The Company tracks the carrying cost of such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interest, less dividends paid to the noncontrolling interest holders. Redeemable noncontrolling interests are recorded outside of permanent equity at the higher of their carrying cost or management's estimate of the Redemption Amount. The initial adjustment to record redeemable noncontrolling interests at the Redemption Amount results in a corresponding decrease to retained earnings. Subsequent adjustments to the Redemption Amount of redeemable noncontrolling interests may result in corresponding decreases or increases to retained earnings, provided any increases to retained earnings may only be recorded to the extent of decreases previously recorded. Adjustments to Redemption Amounts based on fair value will have no affect on net income per share attributable to HEICO shareholders whereas the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value will affect net income per share attributable to HEICO shareholders. Acquisitions of redeemable noncontrolling interests are treated as equity transactions.

Net Income per Share Attributable to HEICO Shareholders

Basic net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period. Diluted net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

As further detailed in "Redeemable Noncontrolling Interests" above, the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value affect net income attributable to HEICO for purposes of determining net income per share attributable to HEICO shareholders (see Note 13, Net Income per Share Attributable to HEICO Shareholders).

Foreign Currency Translation

All assets and liabilities of foreign subsidiaries that do not utilize the United States dollar as its functional currency are translated at period-end exchange rates, while revenue and expenses are translated using average exchange rates for the period. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income in shareholders' equity.

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, "Presentation of Comprehensive Income," which requires the presentation of total comprehensive income, the components of net income and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present other comprehensive income and its components in the statement of shareholders' equity. The Company adopted ASU 2011-05 in the first quarter of fiscal 2013 and elected to make the presentation in two separate, but consecutive statements, which had no impact on the Company's consolidated results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment," which is intended to reduce the complexity and cost of performing a quantitative test for impairment of goodwill by permitting an entity the option to perform a qualitative evaluation about the likelihood of goodwill impairment in order to determine whether it should calculate the fair value of a reporting unit. The update also improves previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company adopted ASU 2011-08 in the fourth quarter of fiscal 2013 but elected to perform a quantitative test when performing its fiscal 2013 impairment test. The adoption of this guidance had no impact on the Company's consolidated results of operations, financial position or cash flows.

In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," which requires disclosure about changes in and amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for fiscal years and interim periods within those fiscal years beginning after December 15, 2012, or in fiscal 2014 for HEICO. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In March 2013, the FASB issued ASU 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity," which clarifies the applicable guidance for the release of any cumulative translation adjustments into net earnings. ASU 2013-05 specifies that the entire amount of cumulative translation adjustments should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the investment in the foreign entity. ASU 2013-05 is effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013, or in fiscal 2015 for HEICO. Early adoption is permitted. The Company is currently evaluating the effect, if any, the adoption of this guidance will have on its consolidated results of operations, financial position or cash flows.

NOTE 2 ACQUISITIONS

Reinhold Acquisition

On May 31, 2013, the Company, through its HEICO Flight Support Corp. subsidiary, acquired Reinhold Industries, Inc. ("Reinhold") through the acquisition of all of the outstanding stock of Reinhold's parent company for approximately $133.0 million, net of $8.0 million of cash acquired, in a transaction carried out by means of a merger. The purchase price of this acquisition was paid in cash, principally using proceeds from the Company's revolving credit facility. Reinhold is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. This acquisition is consistent with HEICO's practice of acquiring outstanding, niche designers and manufacturers of critical components in the aerospace and defense industries and will further enable the Company to broaden its product offerings, technologies and customer base.

The following table summarizes the allocation of the purchase price of Reinhold to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities assumed (in thousands):

Assets acquired:	
Goodwill	$ 76,424
Identifiable intangible assets	66,500
Inventories	10,753
Accounts receivable	8,830
Property, plant and equipment	7,994
Other assets	2,832
Total assets acquired, excluding cash	$ 173,333
Liabilities assumed:	
Deferred income taxes	$ 25,631
Accrued expenses	6,994
Accounts payable	2,923
Defined benefit pension plan obligation, net	2,865
Accrued additional purchase consideration	1,557
Other liabilities	390
Total liabilities assumed	$ 40,360
Net assets acquired, excluding cash	$ 132,973

The allocation of the purchase price to the tangible and identifiable assets acquired and liabilities assumed is preliminary until the Company obtains final information regarding their fair values. However, the Company does not expect any adjustments to such allocation to be material to the Company's consolidated financial statements. The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of Reinhold and the value of its assembled workforce that do not qualify for separate recognition. The operating results of Reinhold were included in the Company's results of operations from the effective acquisition date. The Company's consolidated net sales and net income attributable to HEICO for the year ended October 31, 2013, includes approximately $30.8 million and $2.8 million, respectively, from the acquisition of Reinhold.

The following table presents unaudited pro forma financial information for fiscal 2012 as if the acquisition of Reinhold had occurred as of November 1, 2011 (in thousands):

Year ended October 31,	**2012**
Net sales	$ 952,184
Net income from consolidated operations	$ 109,923
Net income attributable to HEICO	$ 88,382
Net income per share attributable to HEICO shareholders:	
Basic	$ 1.34
Diluted	$ 1.33

The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisition had taken place as of November 1, 2011. The unaudited pro forma financial information includes adjustments to historical amounts such as additional amortization expense related to intangible assets acquired, increased interest expense associated with borrowings to finance the acquisition and inventory purchase accounting adjustments charged to cost of sales as the inventory is sold. Had the acquisition been consummated as of November 1, 2011, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for the year ended October 31, 2013 would not have been materially different than the reported amounts.

Switchcraft Acquisition

On November 22, 2011, the Company, through HEICO Electronic, acquired Switchcraft, Inc. ("Switchcraft") through the purchase of all of the stock of Switchcraft's parent company, Switchcraft Holdco, Inc., for approximately $142.7 million, net of $3.7 million of cash acquired. The purchase price of this acquisition was paid in cash, principally using proceeds from the Company's revolving credit facility. Switchcraft is a leading designer and manufacturer of high performance, high reliability and harsh environment electronic connectors and other interconnect products. This acquisition is consistent with HEICO's practice of acquiring outstanding, niche designers and manufacturers of critical components in the aerospace and electronic industries and will further enable the Company to broaden its product offerings, technologies and customer base.

The following table summarizes the allocation of the purchase price of Switchcraft to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities assumed (in thousands):

Assets acquired:	
Goodwill	$ 73,405
Identifiable intangible assets	72,500
Inventories	13,086
Property, plant and equipment	10,884
Accounts receivable	6,123
Other assets	1,358
Total assets acquired, excluding cash	$ 177,356
Liabilities assumed:	
Deferred income taxes	$ 30,244
Accrued expenses	2,252
Accounts payable	1,889
Other liabilities	258
Total liabilities assumed	$ 34,643
Net assets acquired, excluding cash	$ 142,713

The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of Switchcraft and the value of its assembled workforce that do not qualify for separate recognition. The operating results of Switchcraft were included in the Company's results of operations from the effective acquisition date. The Company's consolidated net sales and net income attributable to HEICO for fiscal 2012 includes approximately $54.6 million and $3.6 million, respectively, from the acquisition of Switchcraft.

The following table presents unaudited pro forma financial information for fiscal 2011 as if the acquisition of Switchcraft had occurred as of November 1, 2010 (in thousands):

Year ended October 31,	**2012**
Net sales	$ 824,767
Net income from consolidated operations	$ 100,842
Net income attributable to HEICO	$ 78,209
Net income per share attributable to HEICO shareholders:	
Basic	$ 1.20
Diluted	$ 1.18

The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisition had taken place as of November 1, 2010. The unaudited pro forma financial information includes adjustments to historical amounts such as additional amortization expense related to intangible assets acquired, increased interest expense associated with borrowings to finance the acquisition and inventory purchase accounting adjustments charged to cost of sales as the inventory is sold. Had the acquisition been consummated as of November 1, 2010, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2012 would not have been materially different than the reported amounts.

Other Acquisitions

In October 2013, the Company acquired, through HEICO Electronic, all of the outstanding stock of Lucix Corporation ("Lucix") in a transaction carried out by means of a merger. Lucix is a leading designer and manufacturer of high performance, high reliability microwave modules, units, and integrated sub-systems for commercial and military satellites. The total consideration includes an accrual of approximately $20.7 million as of the acquisition date representing the fair value of contingent consideration in aggregate that the Company may be obligated to pay should Lucix meet certain earnings objectives during the last three months of the calendar year of acquisition and during the subsequent two calendar years (2014 and 2015). The maximum amount of contingent consideration that the Company could be required to pay is $50.0 million in aggregate. See Note 7, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligation.

During fiscal 2013, the Company, through subsidiaries of HEICO Electronic, acquired certain product lines that will supplement their existing operations. The purchase price of these acquisitions was paid using cash provided by operating activities.

In October 2012, the Company, through HEICO Flight Support Corp., acquired 80.1% of the assets and assumed certain liabilities of Action Research Corporation ("Action Research"). Action Research is an FAA-Approved Repair Station that has developed unique proprietary repairs that extend the lives of certain engine and airframe components. The remaining 19.9% interest continues to be owned by an existing member of Action Research's management team. The purchase price of this acquisition was paid using cash provided by operating activities.

In August 2012, the Company, through HEICO Flight Support Corp., acquired 84% of the assets and assumed certain liabilities of CSI Aerospace, Inc. ("CSI Aerospace"). CSI Aerospace is a leading repair and overhaul provider of specialized components for airlines, military and other aerospace related organizations. The remaining 16% interest continues to be owned by certain members of CSI Aerospace's management team.

In April 2012, the Company, through a subsidiary of HEICO Electronic, acquired certain aerospace assets of Moritz Aerospace, Inc. ("Moritz Aerospace") in an aerospace product line acquisition. The Moritz Aerospace product line designs and manufactures next generation wireless cabin control systems, solid state power distribution and management systems and fuel level sensing systems for business jets and for general aviation, as well as for the military/defense market segments. The purchase price of this acquisition was paid using cash provided by operating activities.

In March 2012, the Company, through HEICO Electronic, acquired the business and substantially all of the assets of Ramona Research, Inc. ("Ramona Research"). Ramona Research designs and manufactures RF and microwave amplifiers, transmitters and receivers primarily used to support military communications on unmanned aerial systems, other aircraft, helicopters and ground-based data/communications systems. The total consideration includes an accrual of approximately $10.8 million as of the acquisition date representing the fair value of contingent consideration in aggregate that the Company may be obligated to pay if Ramona Research meets certain earnings objectives during each of the first five years following the acquisition. As of the acquisition date, the maximum amount of contingent consideration that the Company could be required to pay is $14.6 million. See Note 7, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligation.

In September 2011, the Company, through HEICO Electronic, acquired all of the outstanding capital stock of 3D Plus SA ("3D Plus"). 3D Plus is a leading designer and manufacturer of three-dimensional microelectronic and stacked memory products used predominately in satellites and also utilized in medical equipment.

In December 2010, the Company, through HEICO Aerospace, acquired 80.1% of the assets and assumed certain liabilities of Blue Aerospace LLC ("Blue Aerospace"). Blue Aerospace is a supplier, distributor, and integrator of military aircraft parts and support services primarily to foreign military organizations allied with the United States. The remaining 19.9% interest continues to be owned by certain members of Blue Aerospace's management team.

Unless otherwise noted, the purchase price of each of the above referenced other acquisitions was paid in cash principally using proceeds from the Company's revolving credit facility and is not material or significant to the Company's consolidated financial statements.

The following table summarizes the allocation of the aggregate purchase price of the other acquisitions to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed (in thousands):

Year ended October 31,	**2013**	**2012**	**2011**
Assets acquired:			
Goodwill	$ 68,068	$ 18,499	$ 49,575
Identifiable intangible assets	39,843	21,831	40,187
Accounts receivable	9,233	4,390	9,072
Property, plant and equipment	6,286	1,361	10,206
Inventories	3,112	4,688	16,847
Other assets	2,603	171	1,639
Total assets acquired, excluding cash	$ 129,145	$ 50,940	$ 127,526
Liabilities assumed:			
Accrued additional purchase consideration	$ 21,223	$ 11,982	$ 5,738
Deferred income taxes	13,868	—	7,423
Accrued expenses	3,846	645	7,634
Accounts payable	1,746	445	7,555
Other liabilities	—	—	5,184
Total liabilities assumed	$ 40,683	$ 13,072	$ 33,534
Noncontrolling interests in consolidated subsidiaries	$ —	$ 3,918	$ 5,921
Acquisitions, net of cash acquired	$ 88,462	$ 33,950	$ 88,071

The purchase price allocation of the Company's other fiscal 2013 acquisitions to the tangible and identifiable intangible assets acquired and liabilities assumed is preliminary until the Company obtains final information regarding their fair values. During fiscal 2013, the Company recorded certain immaterial measurement period adjustments to the purchase price allocation of its other fiscal 2012 acquisitions, which are reflected in the table above. The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of the businesses acquired and the value of their assembled workforces that do not qualify for separate recognition, which, in the case of Blue Aerospace, CSI Aerospace and Action Research, benefit both the Company and the noncontrolling interest holders. Based on the factors comprising the goodwill recognized and consideration of an insignificant control premium, the fair value of the noncontrolling interest in Blue Aerospace and Action Research was determined based on the consideration of the purchase price paid by the Company for its controlling ownership interest. The fair value of the noncontrolling interest in CSI Aerospace was determined based on the consideration of the purchase price paid by the Company for its controlling ownership interest adjusted for a lack of control that a market participant would consider when estimating the fair value of the noncontrolling interest.

The operating results of the Company's fiscal 2013 acquisitions were included in the Company's results of operations from the effective acquisition dates. The amount of net sales and earnings of the fiscal 2013 acquisitions excluding Reinhold included in the Consolidated Statements of Operations is not material. Had the fiscal 2013 acquisitions excluding Reinhold been consummated as of the beginning of fiscal 2012, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2013 and 2012 would not have been materially different than the reported amounts.

Additional Purchase Consideration

As part of the purchase agreements associated with certain acquisitions consummated prior to fiscal 2010, the Company was obligated to pay additional purchase consideration based on the acquired subsidiary meeting certain earnings objectives following the acquisition. For such acquisitions, the Company accrued an estimate of additional purchase consideration when the earnings objectives were met. During fiscal 2012 and 2011, the Company, through HEICO Electronic, paid $15.1 million and $6.6 million of such additional purchase consideration, respectively, of which $4.8 million and $4.1 million was accrued as of October 31, 2011 and October 31, 2010, respectively. The amounts paid in fiscal 2012 and 2011 were based on a multiple of each applicable subsidiary's earnings relative to target and were not contingent upon the former shareholders of the respective acquired entity remaining employed by the Company or providing future services to the Company. Accordingly, the amounts paid were recorded as additional goodwill as they represented an additional cost of the respective entity. As of October 31, 2013 and 2012, the Company had no remaining obligation to pay additional purchase consideration for acquisitions consummated prior to fiscal 2010.

Pursuant to the terms of the purchase agreements related to certain fiscal 2012 and 2011 acquisitions, the Company was obligated to pay additional purchase consideration representing the difference between the actual net assets of the acquired entity as of the acquisition date and the amount estimated in the purchase agreement. During fiscal 2013 and fiscal 2012 , the Company paid $1.2 million and $5.5 million of such additional purchase consideration, respectively.

NOTE 3 SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

As of October 31,	2013	2012
(in thousands)		
Accounts receivable	$ 160,118	$ 124,548
Less: Allowance for doubtful accounts	(3,096)	(2,334)
Accounts receivable, net	$ 157,022	$ 122,214

Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

As of October 31,	2013	2012
(in thousands)		
Costs incurred on uncompleted contracts	$ 22,548	$ 6,673
Estimated earnings	25,391	6,235
	47,939	12,908
Less: Billings to date	(40,676)	(7,426)
	$ 7,263	$ 5,482
Included in the accompanying Consolidated Balance Sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 9,540	$ 5,482
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	(2,277)	—
	$ 7,263	$ 5,482

As discussed in Note 2, Acquisitions, the Company acquired Lucix Corporation in October 2013, which recognizes the majority of its revenue using the percentage-of-completion method. The acquired balances of costs incurred on uncompleted contracts, estimated earnings, billings to date, costs and estimated earnings in excess of billings, and billings in excess of costs and estimated earnings were $13.4 million, $15.3 million, $26.5 million, $4.7 million and $2.5 million, respectively.

Changes in estimates pertaining to percentage-of-completion contracts did not have a material effect on net income from consolidated operations in fiscal 2013, 2012 or 2011.

Inventories

As of October 31,	2013	2012
(in thousands)		
Finished products	$ 103,234	$ 93,873
Work in process	26,810	18,887
Materials, parts, assemblies and supplies	79,863	69,042
Contracts in process	9,941	8,299
Less: Billings to date	(955)	(397)
Inventories, net of valuation reserves	$ 218,893	$ 189,704

Contracts in process represents accumulated capitalized costs associated with fixed price contracts for which revenue is recognized on the completed-contract method. Related progress billings and customer advances ("billings to date") are classified as a reduction to contracts in process, if any, and any excess is included in accrued expenses and other liabilities.

Property, Plant and Equipment

As of October 31,	2013	2012
(in thousands)		
Land	$ 4,515	$ 4,505
Buildings and improvements	60,105	54,322
Machinery, equipment and tooling	131,855	109,041
Construction in progress	4,932	5,599
	201,407	173,467
Less: Accumulated depreciation and amortization	(103,670)	(92,949)
Property, plant and equipment, net	$ 97,737	$ 80,518

The amounts set forth above include tooling costs having a net book value of $5.7 million and $6.0 million as of October 31, 2013 and 2012, respectively. Amortization expense on capitalized tooling was $2.2 million, $2.1 million and $2.1 million in fiscal 2013, 2012 and 2011, respectively.

The amounts set forth above also include $5.5 million and $5.2 million of assets under capital leases as of October 31, 2013 and October 31, 2012, respectively. Accumulated depreciation associated with the assets under capital leases was $1.1 million and $.6 million as of October 31, 2013 and October 31, 2012, respectively. See Note 5, Long-Term Debt, for additional information pertaining to these capital lease obligations.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $13.4 million, $11.6 million and $8.6 million in fiscal 2013, 2012 and 2011, respectively.

Accrued Expenses and Other Current Liabilities

As of October 31,	2013	2012
(in thousands)		
Accrued employee compensation and related payroll taxes	$ 52,435	$ 41,307
Accrued customer rebates and credits	14,787	10,833
Deferred revenue	11,529	6,442
Accrued additional purchase consideration	9,142	2,917
Other	17,841	14,742
Accrued expenses and other current liabilities	$ 105,734	$ 76,241

The increase in accrued employee compensation and related payroll taxes principally reflects a higher level of accrued performance awards based on the improved consolidated operating results. The total customer rebates and credits deducted within net sales in fiscal 2013, 2012 and 2011 was $8.3 million, $2.8 million and $8.7 million, respectively. The principal reason why the amount of customer rebates and credits deducted within net sales in fiscal 2012 is less than it was in fiscal 2013 and 2011 is fiscal 2012 reflected a reduction in the net sales volume of certain customers eligible for rebates as well as a reduction in the associated rebate percentages. The increase in accrued additional purchase consideration principally reflects the estimated amount of contingent consideration related to a fiscal 2013 acquisition. See Note 7, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligations.

Other Long-Term Assets and Liabilities

The Company provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and directors fees, as applicable, on a pre-tax basis through the HEICO Corporation Leadership Compensation Plan ("LCP"), a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The Company matches 50% of the first 6% of base salary deferred by each participant. Director fees that would otherwise be payable in Company common stock may be deferred into the LCP, and, when distributable, are distributed in actual shares of Company common stock. The LCP does not provide for diversification of a director's assets allocated to Company common stock. The deferred compensation obligation associated with Company common stock is recorded as a component of shareholders' equity at cost and subsequent changes in fair value are not reflected in operations or shareholders' equity of the Company. Further, while the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the LCP charged to income in fiscal 2013, 2012 and 2011 totaled $4.3 million, $3.8 million and $3.6 million, respectively. The aggregate liabilities of the LCP were $51.9 million and $36.5 million as of October 31, 2013 and 2012, respectively, and are classified within other long-term liabilities in the Company's Consolidated Balance Sheets. The assets of the LCP, totaling $52.7 million and $37.1 million as of October 31, 2013 and 2012, respectively, are classified within other assets and principally represent cash surrender values of life insurance policies that are held within an irrevocable trust that may be used to satisfy the obligations under the LCP.

Other long-term liabilities also includes deferred compensation of $5.0 million and $4.2 million as of October 31, 2013 and 2012, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan, which equaled the deferred compensation liability as of October 31, 2013 and 2012, respectively, are held within an irrevocable trust and classified within other assets in the Company's Consolidated Balance Sheets. Additional information regarding the assets of this deferred compensation plan and the LCP may be found in Note 7, Fair Value Measurements.

NOTE 4 GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill during fiscal 2013 and 2012 by operating segment are as follows (in thousands):

	Segment		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2011	$ 192,357	$ 251,045	$ 443,402
Goodwill acquired	10,873	81,139	92,012
Adjustments to goodwill	309	10,513	10,822
Foreign currency translation adjustments	—	(4,122)	(4,122)
Balances as of October 31, 2012	203,539	338,575	542,114
Goodwill acquired	76,424	68,068	144,492
Adjustments to goodwill	(108)	—	(108)
Foreign currency translation adjustments	—	1,991	1,991
Balances as of October 31, 2013	$ 279,855	$ 408,634	$ 688,489

The goodwill acquired during fiscal 2013 and 2012 relates to the acquisitions consummated in those respective years as described in Note 2, Acquisitions. Goodwill acquired represents the residual value after the allocation of the total consideration to the tangible and identifiable intangible assets acquired and liabilities assumed. The adjustments to goodwill during fiscal 2013 represent immaterial measurement period adjustments to the purchase price allocations of certain fiscal 2012 acquisitions. The adjustments to goodwill during fiscal 2012 principally represent additional purchase consideration paid relating to a pre-fiscal 2010 acquisition for which the earnings objectives were met in fiscal 2012 as well as immaterial measurement period adjustments to the purchase price allocations of the fiscal 2011 acquisitions. See Note 2, Acquisitions, for additional information regarding additional purchase consideration. The foreign currency translation adjustments reflect unrealized translation gains on the goodwill recognized in connection with foreign subsidiaries. Foreign currency translation adjustments are included in other comprehensive income in the Company's Consolidated Statements of Comprehensive Income. The Company estimates that approximately $5 million and $21 million of the goodwill recognized in fiscal 2013 and 2012, respectively, will be deductible for income tax purposes. Based on the annual test for goodwill impairment as of October 31, 2013, the Company determined there is no impairment of its goodwill and the fair value of each of the Company's reporting units significantly exceeded their carrying value.

Identifiable intangible assets consist of (in thousands):

	As of October 31, 2013			As of October 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$ 156,801	($ 38,461)	$ 118,340	$ 102,172	($ 24,038)	$ 78,134
Intellectual property	75,095	(10,795)	64,300	43,093	(5,738)	37,355
Licenses	2,900	(1,381)	1,519	2,900	(1,117)	1,783
Non-compete agreements	1,132	(1,132)	—	1,339	(1,320)	19
Patents	642	(351)	291	589	(309)	280
Trade names	566	(448)	118	566	(336)	230
	237,136	(52,568)	184,568	150,659	(32,858)	117,801
Non-Amortizing Assets:						
Trade names	56,990	—	56,990	36,523	—	36,523
	$ 294,126	($ 52,568)	$ 241,558	$ 187,182	($ 32,858)	$154,324

The increase in the gross carrying amount of customer relationships, intellectual property, and non-amortizing trade names as of October 31, 2013 compared to October 31, 2012 principally relates to such intangible assets recognized in connection with the acquisitions made during fiscal 2013 (see Note 2, Acquisitions). The weighted average amortization period of the customer relationships and intellectual property acquired during fiscal 2013 is 9 years and 11 years, respectively.

Amortization expense related to intangible assets was $20.6 million, $16.2 million and $7.6 million for the fiscal years ended October 31, 2013, 2012 and 2011, respectively. Amortization expense for each of the next five fiscal years and thereafter is estimated to be $28.0 million in fiscal 2014, $26.1 million in fiscal 2015, $24.2 million in fiscal 2016, $23.1 million in fiscal 2017, $20.9 million in fiscal 2018 and $62.3 million thereafter.

During fiscal 2011, the Company recognized impairment losses of approximately $4.3 million, $.5 million and $.2 million from the write-down of certain customer relationships, intellectual property and trade names, respectively. The impairment losses recognized in fiscal 2011 were within the ETG and due to reductions in the future cash flows associated with such intangible assets. The impairment losses pertaining to customer relationships and trade names were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations and the impairment losses pertaining to intellectual property were recorded as a component of cost of goods sold.

NOTE 5 LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

As of October 31,	2013	2012
Borrowings under revolving credit facility	$ 373,000	$ 127,000
Capital leases and notes payable	4,515	4,820
	377,515	131,820
Less: Current maturities of long-term debt	(697)	(626)
	$ 376,818	$ 131,194

As of October 31, 2013, the aggregate amount of long-term debt, excluding capital leases, that will mature within the next five years is $.1 million in fiscal 2014, $.1 million in fiscal 2015, $.2 million in fiscal 2016, $.2 million in fiscal 2017 and $0.0 million in fiscal 2018. The aforementioned information has been adjusted to reflect an extension of the maturity date of the Company's revolving credit facility as further discussed below.

Capital Lease Obligations

In connection with an acquisition, the Company assumed a capital lease for a manufacturing facility and related property in France. The lease contains a bargain purchase option and has a twelve-year term, which began in February 2011. Additionally, the acquisition resulted in the Company assuming various capital leases for manufacturing equipment. The manufacturing equipment leases have terms ranging from approximately three to five years. The estimated future minimum lease payments of all capital leases for the next five fiscal years and thereafter are as follows (in thousands):

Year ending October 31,	
2014	$ 732
2015	588
2016	538
2017	449
2018	442
Thereafter	1,827
Total minimum lease payments	4,576
Less: amount representing interest	(716)
Present value of minimum lease payments	$ 3,860

Revolving Credit Facility

In December 2011, the Company entered into a $670 million Revolving Credit Agreement ("Credit Facility") with a bank syndicate. The Credit Facility may be used for working capital and general corporate needs of the Company, including capital expenditures and to finance acquisitions. In December 2012, the Company entered into an amendment to extend the maturity date of the Credit Facility by one year to December 2017. The Company also amended certain covenants contained within the Credit Facility agreement to accommodate payment of a special and extraordinary cash dividend paid in December 2012. See Note 8, Shareholders' Equity, for additional information.

On November 22, 2013, the Company entered into an amendment to extend the maturity date of the Credit Facility by one year to December 2018 and to increase the aggregate principal amount to $800 million. Furthermore, the amendment includes a feature that will allow the Company to increase the aggregate principal amount by an additional $200 million to become a $1.0 billion facility through increased commitments from existing lenders or the addition of new lenders.

Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, noncontrolling interests and non-cash charges, or "leverage ratio"). The Base Rate is the highest of (i) the Prime Rate; (ii) the Federal Funds rate plus .50% per annum; and (iii) the Adjusted LIBO Rate determined on a daily basis for an Interest Period of one month plus 1.00% per annum, as such capitalized terms are defined in the Credit Facility. The applicable margins for LIBOR-based borrowings range from .75% to 2.25%. The applicable margins for Base Rate borrowings range from 0% to 1.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on the Company's leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in foreign currencies, letters of credit and swingline borrowings. Outstanding principal, accrued and unpaid interest and other amounts payable under the Credit Facility may be accelerated upon an event of default, as such events are described in the Credit Facility. The Credit Facility is unsecured and contains covenants that restrict the amount of certain payments, including dividends, and require, among other things, the maintenance of a total leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event the Company's leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of the Company's subsidiaries.

As of October 31, 2013 and 2012, the weighted average interest rate on borrowings under the Credit Facility was 1.3% and 1.2%, respectively. The Credit Facility contains both financial and non-financial covenants. As of October 31, 2013, the Company was in compliance with all such covenants.

NOTE 6 INCOME TAXES

The components of the provision for income taxes on income before income taxes and noncontrolling interests are as follows (in thousands):

Year ended October 31,	2013	2012	2011
Current:			
Federal	$ 49,275	$ 48,461	$ 38,002
State	9,060	7,516	4,008
Foreign	3,650	1,357	861
	61,985	57,334	42,871
Deferred	(5,785)	(2,834)	29
Total income tax expense	$ 56,200	$ 54,500	$ 42,900

A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

Year ended October 31,	2013	2012	2011
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	3.1	3.1	1.8
Net tax benefit on qualified research and development activities	(2.6)	(1.7)	(2.7)
Net tax benefit on corporate owned life insurance policies	(1.4)	(0.5)	(0.1)
Net tax benefit on noncontrolling interests' share of income	(1.3)	(1.7)	(2.5)
Net tax benefit on qualified domestic production activities	(1.2)	(1.3)	(1.0)
Other, net	(.5)	.9	.5
Effective tax rate	31.1%	33.8%	31.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

As of October 31,	2013	2012
Deferred tax assets:		
Deferred compensation liability	$ 22,242	$ 15,805
Inventories	21,673	18,536
Stock option compensation	5,002	3,151
R&D carryforward and credit	4,045	3,432
Bonus accrual	3,394	2,671
Customer rebates accrual	2,706	2,029
Vacation accrual	1,676	1,288
Capital lease obligations	1,313	1,412
Other	6,645	3,768
Total deferred tax assets	68,696	52,092
Deferred tax liabilities:		
Goodwill and other intangible assets	(148,711)	(102,829)
Property, plant and equipment	(12,486)	(8,950)
Other	(1,154)	(712)
Total deferred tax liabilities	(162,351)	(112,491)
Net deferred tax liability	($ 93,655)	($ 60,399)

The net deferred tax liability is classified in the Company's Consolidated Balance Sheets as follows (in thousands):

As of October 31,	2013	2012
Current asset	$ 33,036	$ 27,545
Long-term asset	1,791	2,492
Long-term liability	(128,482)	(90,436)
Net deferred tax liability	($ 93,655)	($ 60,399)

The increase in the Company's net deferred tax liability from $60.4 million as of October 31, 2012 to $93.7 million as of October 31, 2013 is principally related to the net deferred tax liabilities recognized in connection with the acquisitions of Reinhold and Lucix (see Note 2, Acquisitions), partially offset by an increase in the deferred tax asset related to a higher deferred compensation liability for the HEICO Corporation Leadership Compensation Plan ("LCP"). The deferred income tax benefit recognized in fiscal 2013 principally reflects the increase in the deferred tax asset related to the higher LCP liability resulting from both increased investment earnings and plan contributions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of October 31, 2013 and 2012, the Company's liability for gross unrecognized tax benefits related to uncertain tax positions was $1.1 million and $2.5 million, respectively, of which $.8 million and $1.7 million, respectively, would decrease the Company's income tax expense and effective income tax rate if the tax benefits were recognized. A reconciliation of the activity related to the liability for gross unrecognized tax benefits during the fiscal years ended October 31, 2013 and 2012 is as follows (in thousands):

Year ended October 31,	2013	2012
Balances as of beginning of year	$ 2,527	$ 1,834
Increases related to prior year tax positions	58	1,281
Decreases related to prior year tax positions	(967)	(240)
Increases related to current year tax positions	108	299
Settlements	(570)	(52)
Lapse of statutes of limitations	(84)	(595)
Balances as of end of year	$ 1,072	$ 2,527

The decreases related to settlements and prior year tax positions recognized in fiscal 2013 pertain to state income tax positions regarding nexus and state apportionment, respectively, which were originally recognized in fiscal 2012 and resolved through the filing of state income tax returns in fiscal 2013 and the finalization of a state tax audit, respectively.

The Company's net liability for unrecognized tax benefits was $1.0 million as of October 31, 2013, including $.3 million of interest and penalties and net of $.4 million in deferred tax assets. The Company's net liability for unrecognized tax benefits was $2.3 million as of October 31, 2012, including $.7 million of interest and penalties and net of $1.0 million in deferred tax assets. The Company recognized interest and penalties of ($.2) million, $.4 million and less than $.1 million in fiscal 2013, 2012 and 2011, respectively, related to unrecognized tax benefits.

The Company's effective tax rate in fiscal 2013 decreased to 31.1% from 33.8% in fiscal 2012. The decrease is partially due to an income tax credit for qualified research and development activities for the last ten months of fiscal 2012 that was recognized in the first quarter of fiscal 2013 pursuant to the retroactive extension of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," in January 2013 to cover a two-year period from January 1, 2012 to December 31, 2013. The decrease in the effective tax rate was also attributed to the benefit from higher tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the LCP and an income tax deduction under Section 404(k) of the Internal Revenue Code for the one-time special and extraordinary cash dividend paid in December 2012 to participants of the HEICO Savings and Investment Plan holding HEICO common stock.

The Company's effective tax rate increased to 33.8% in fiscal 2012 from 31.0% in fiscal 2011. The change in the effective tax rate is partially attributed to the retroactive extension of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," to cover the period from January 1, 2010 to December 31, 2011, which resulted in the recognition of an income tax credit for qualified research and development activities for the last ten months of fiscal 2010 in the first quarter of fiscal 2011 and reduced the recognition of such income tax credit to just the first two months of qualifying research and development activities in fiscal 2012. In addition, the Company purchased certain noncontrolling interests during fiscal 2011 and 2012 that contributed to the comparative increase in the effective tax rate for fiscal 2012. Further, the increase also reflects a higher effective state income tax rate principally because fiscal 2011 includes the aforementioned benefit from state income apportionment updates recognized upon the filing of the Company's fiscal 2010 state tax returns and the amendment of certain prior year state tax returns in the third quarter of fiscal 2011 and fiscal 2012 includes the effect of a fiscal 2012 acquisition and changes in certain state tax laws which impacted state apportionment factors.

The Company files income tax returns in the United States ("U.S.") federal jurisdiction and in multiple state jurisdictions. The Company is also subject to income taxes in certain jurisdictions outside the U.S., none of which are individually material to the accompanying consolidated financial statements. Generally, the Company is no longer subject to U.S. federal, state or foreign examinations by tax authorities for years prior to fiscal 2009.

The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, lapse of applicable statutes of limitations and the recognition and measurement criteria under the guidance related to accounting for uncertainty in income taxes. The Company is unable to estimate what this change could be within the next twelve months, but does not believe it would be material to its consolidated financial statements.

NOTE 7 FAIR VALUE MEASUREMENTS

The following tables set forth by level within the fair value hierarchy, the Company's assets and liabilities that were measured at fair value on a recurring basis (in thousands):

	As of October 31, 2013			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plans:				
Corporate owned life insurance	$ —	$ 52,655	$ —	$ 52,655
Equity securities	1,940	—	—	1,940
Mutual funds	1,529	—	—	1,529
Money market funds and cash	1,470	—	—	1,470
Other	—	46	—	46
Total assets	$ 4,939	$ 52,701	$ —	$ 57,640
Liabilities:				
Contingent consideration	$ —	$ —	$ 29,310	$ 29,310

	As of October 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plans:				
Corporate owned life insurance	$ —	$ 37,086	$ —	$ 37,086
Equity securities	991	—	—	991
Mutual funds	1,154	—	—	1,154
Money market funds and cash	1,122	—	—	1,122
Other	—	442	538	980
Total assets	$ 3,267	$ 37,528	$ 538	$ 41,333
Liabilities:				
Contingent consideration	$ —	$ —	$ 10,897	$ 10,897

The Company maintains two non-qualified deferred compensation plans. The assets of the HEICO Corporation Leadership Compensation Plan (the "LCP") represent cash surrender values of life insurance policies, which derive their fair values from investments in mutual funds that are managed by an insurance company and are classified within Level 2 and valued using a market approach. The assets of the Company's other deferred compensation plan are principally invested in equity securities, mutual funds and money market funds that are classified within Level 1. The assets of both plans are held within irrevocable trusts and classified within other assets in the Company's Consolidated Balance Sheets.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2012, the Company may be obligated to pay contingent consideration of up to $12.9 million in aggregate should the acquired entity meet certain earnings objectives during each of the next four years following the first anniversary date of the acquisition. The $8.6 million estimated fair value of the contingent consideration as of October 31, 2013 is classified within Level 3 and was determined using a probability-based scenario analysis approach. Under this method, a set of discrete potential future subsidiary earnings was determined using internal estimates based on various revenue growth rate assumptions for each scenario that ranged from a compound annual growth rate of negative 5% to positive 19%. A probability of likelihood was assigned to each discrete potential future earnings estimate and the resultant contingent consideration was calculated. The resulting probability-weighted contingent consideration amounts were discounted using a weighted average discount rate of 3.0% reflecting the credit risk of a market participant. Changes in either the revenue growth rates, related earnings or the discount rate could result in a material change to the amount of contingent consideration accrued and such changes will be recorded in the Company's consolidated statements of operations. The $1.7 million decrease in the fair value of the contingent consideration since October 31, 2012 is principally attributed to lower year one actual earnings and year two forecasted earnings of the subsidiary due to reductions in United States defense spending and was recorded to selling, general and administrative expenses in the Company's Consolidated Statement of Operations. As of October 31, 2013, the estimated amount of such contingent consideration to be paid is included in other long-term liabilities in the Company's Consolidated Balance Sheet.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2013, the Company may be obligated to pay contingent consideration of up to $50.0 million in aggregate should the acquired entity meet certain earnings objectives during the last three months of the calendar year of acquisition and during the subsequent two calendar years (2014 and 2015). The $20.7 million estimated fair value of the contingent consideration as of October 31, 2013 is classified within Level 3 and was determined using a probability-based scenario analysis approach. Under this method, a set of discrete potential future subsidiary earnings was determined using internal estimates based on various revenue growth rate assumptions for each scenario that ranged from a compound annual growth rate of negative 4% to positive 31%. A probability of likelihood was assigned to each discrete potential future earnings estimate and the resultant contingent consideration was calculated. The resulting probability-weighted contingent consideration amounts were discounted using a weighted average discount rate of 2.5% reflecting the credit risk of a market participant. Changes in either the revenue growth rates, related earnings or the discount rate could result in a material change to the amount of contingent consideration accrued and such changes will be recorded in the Company's consolidated statements of operations. As of October 31, 2013, the estimated amount of such contingent consideration to be paid within the next twelve months of $7.0 million is included in accrued expenses and other current liabilities and the remaining $13.7 million is included in other long-term liabilities in the Company's Consolidated Balance Sheet.

Changes in the Company's assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) for the fiscal years ended October 31, 2013 and 2012 are as follows (in thousands):

	Assets	Liabilities
Balances as of October 31, 2011	$ 573	$ —
Contingent consideration related to acquisition	—	10,778
Increase in value of contingent consideration	—	119
Total unrealized losses	(35)	—
Balances as of October 31, 2012	538	10,897
Contingent consideration related to acquisition	—	20,654
Payment of contingent consideration	—	(601)
Decrease in value of contingent consideration, net	—	(1,640)
Total realized gains	48	—
Sales	(586)	—
Balances as of October 31, 2013	$ —	$ 29,310

The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2013 and 2012.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value as of October 31, 2013 due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair value due to its variable interest rates.

During fiscal 2011, certain intangible assets within the ETG were measured at fair value on a nonrecurring basis resulting in the recognition of impairment losses aggregating $5.0 million (See Note 4, Goodwill and Other Intangible Assets). The fair value of each asset was determined using a discounted cash flow model and internal estimates of each asset's future cash flows.

NOTE 8 SHAREHOLDERS' EQUITY

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a Shareholder Rights Agreement (the "2003 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as the "Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock.

The Rights expired on November 2, 2013. The Rights had certain anti-takeover effects and, therefore, would have caused substantial dilution to a person or group who attempted to acquire the Company on terms not approved by the Company's Board of Directors or who acquired 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights would not have interfered with any merger or other business combination that was approved by the Board since they may have been redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group had obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commenced or announced an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contained a provision to help ensure a potential acquirer pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Stock Splits

In September 2013, March 2012 and March 2011, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock splits were effected as of October 23, 2013, April 25, 2012 and April 26, 2011, respectively, in the form of a 25% stock dividend distributed to shareholders of record as of October 11, 2013, April 13, 2012 and April 15, 2011, respectively. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock splits.

Share Repurchases

In 1990, the Company's Board of Directors authorized a share repurchase program, which allows the Company to repurchase Company shares in the open market or in privately negotiated transactions at the Company's discretion, subject to certain restrictions included in the Company's revolving credit agreement. As of October 31, 2013, the maximum number of shares that may yet be purchased under this program was 2,501,813 of either or both of the Company's Class A Common Stock and the Company's Common Stock. The repurchase program does not have a fixed termination date. During fiscal 2013, 2012 and 2011, the Company did not repurchase any shares of Company common stock under this program.

During fiscal 2013, the Company repurchased an aggregate 36,354 shares of Common Stock at a total cost of $1.3 million and an aggregate 39,965 shares of Class A Common Stock at a total cost of $1.1 million. During fiscal 2012, the Company repurchased an aggregate 3,808 shares of Common Stock at a total cost of approximately $.1 million and an aggregate 7,510 shares of Class A Common Stock at a total cost of $.2 million. During fiscal 2011, the Company repurchased an aggregate 420,066 shares of Common Stock at a total cost of approximately $13.6 million and an aggregate 34,843 shares of Class A Common Stock at a total cost of approximately $.7 million. The transactions in fiscal 2013, 2012 and 2011 occurred as settlement for employee taxes due pertaining to exercises of non-qualified stock options, did not impact the number of shares authorized for future purchase under the Company's share repurchase program, and are reflected as redemptions of common stock related to stock option exercises in the Company's Consolidated Statements of Shareholders' Equity and the Company's Consolidated Statements of Cash Flows.

In December 2012, the Company paid a special and extraordinary $1.712 per share cash dividend on both classes of HEICO common stock as well as a regular semi-annual $.048 per share cash dividend that was accelerated from January 2013. The dividends, which aggregated $116.6 million, were funded from borrowings under the Company's revolving credit facility.

NOTE 9 STOCK OPTIONS

The Company currently has one stock option plan, the HEICO Corporation 2012 Incentive Compensation Plan ("2012 Plan"), under which stock options may be granted. The 2012 Plan became effective in March 2012, the same time the Company's 2002 Stock Option Plan ("2002 Plan") and its remaining 2.0 million unissued shares expired. Also, in March 2012, the Company made a decision to no longer issue options under its Non-Qualified Stock Option Plan ("NQSOP") under which less than .1 million remaining unissued shares were cancelled. Options outstanding under the 2002 Plan and NQSOP may be exercised pursuant to their terms. The total number of shares approved by the shareholders of the Company for the 2012 Plan is 2.7 million plus any options outstanding under the 2002 Plan and NQSOP as of the 2012 Plan's effective date and that are subsequently forfeited or expire. A total of 5.0 million shares of the Company's common stock are reserved for issuance to employees, directors, officers and consultants as of October 31, 2013, including 3.1 million shares currently under option and 1.8 million shares available for future grants.

Stock options granted pursuant to the 2012 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion. The exercise price per share of a stock option granted under the 2012 Plan may not be less than the fair market value of the designated class of Company common stock as of the date of grant and stock option grants vest ratably over a period specified as of the date of grant (generally five years) and expire ten years after the date of grant. Options issued under the 2012 Plan may be designated as incentive stock options or non-qualified stock options, but only employees are eligible to receive incentive stock options. The 2012 Plan will terminate no later than the tenth anniversary of its effective date.

Information concerning stock option activity for each of the last three fiscal years ended October 31 is as follows (in thousands, except per share data):

	Shares Available For Grant	Shares Under Option: Shares	Shares Under Option: Weighted Average Exercise Price
Outstanding as of October 31, 2010	2,822	4,175	$ 7.74
Granted	(739)	739	$ 25.80
Cancelled	—	(4)	$ 3.96
Exercised	—	(2,017)	$ 4.68
Outstanding as of October 31, 2011	2,083	2,893	$ 14.50
Shares approved by the Shareholders for the 2012 Incentive Compensation Plan	2,656	—	$ —
Granted	(323)	323	$ 24.97
Cancelled unissued shares under the NQSOP	(23)	—	$ —
Expired unissued shares under the 2002 Plan	(2,004)	—	$ —
Exercised	—	(317)	$ 3.22
Outstanding as of October 31, 2012	2,389	2,899	$ 16.90
Granted	(549)	549	$ 35.74
Exercised	—	(306)	$ 3.78
Outstanding as of October 31, 2013	1,840	3,142	$ 21.48

Information concerning stock options outstanding (all of which are vested or expected to vest) and stock options exercisable by class of common stock as of October 31, 2013 is as follows (in thousands, except per share and contractual life data):

	Options Outstanding			
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	1,484	$ 21.14	6.3	$ 48,139
Class A Common Stock	1,658	$ 21.78	7.3	28,752
	3,142	$ 21.48	6.8	$ 76,891

	Options Exercisable			
	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	918	$ 16.77	5.5	$ 33,784
Class A Common Stock	614	$ 13.43	5.2	15,698
	1,532	$ 15.43	5.4	$ 49,482

Information concerning stock options exercised is as follows (in thousands):

Year ended October 31,	2013	2012	2011
Cash proceeds from stock option exercises	$ 463	$ 833	$ 2,167
Tax benefit realized from stock option exercises	5,191	13,164	7,703
Intrinsic value of stock option exercises	8,033	7,008	48,952

Net income attributable to HEICO for the fiscal years ended October 31, 2013, 2012 and 2011 includes compensation expense of $5.1 million, $3.9 million and $2.6 million, respectively, and an income tax benefit of $2.0 million, $1.5 million and $1.0 million, respectively, related to the Company's stock options. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations. As of October 31, 2013, there was $18.8 million of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 3.7 years. The total fair value of stock options that vested in fiscal 2013, 2012 and 2011 was $4.5 million, $3.6 million and $2.1 million, respectively. If there were a change in control of the Company, all of the unvested options outstanding as of October 31, 2013 would become immediately exercisable.

For the fiscal years ended October 31, 2013, 2012 and 2011, the excess tax benefit resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised was $5.1 million, $12.1 million and $6.3 million, respectively, and is presented as a financing activity in the Company's Consolidated Statements of Cash Flows.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for the fiscal years ended October 31, 2013, 2012 and 2011:

	2013		2012	2011	
	Common Stock	Class A Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	39.94%	38.40%	40.11%	41.17%	38.92%
Risk-free interest rate	2.02%	1.85%	1.19%	1.64%	2.74%
Dividend yield	.24%	.33%	.32%	.26%	.33%
Forfeiture rate	.00%	.00%	.00%	.00%	.00%
Expected option life (years)	9	7	7	9	7
Weighted average fair value	$ 20.24	$ 14.29	$ 10.20	$ 14.67	$ 9.25

NOTE 10 RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the "401(k) Plan") under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 25% or 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The Employer Matching Contribution may be contributed to the 401(k) Plan in the form of the Company's common stock or cash, as determined by the Company. The Company's match of a portion of a participant's contribution is invested in Company common stock and is based on the fair value of the shares as of the date of contribution. The 401(k) Plan also provides that the Company may contribute to the 401(k) Plan additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions cannot be invested in Company common stock.

Participants receive 100% vesting of employee contributions and cash dividends received on Company common stock. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the 401(k) Plan charged to income in fiscal 2013 and fiscal 2012 totaled $3.2 million and $3.0 million, respectively, and were made through the issuance of new shares of Company common stock and the use of forfeited shares within the 401(k) Plan. Contributions to the 401(k) Plan charged to income in fiscal 2011 was less than $.1 million and was made with the use of forfeited shares within the 401(k) Plan.

In connection with the acquisition of Reinhold (see Note 2, Acquisitions), the Company assumed Reinhold's frozen qualified defined benefit pension plan (the "Plan"). The Plan's benefits are based on employee compensation and years of service. However, since the Plan was closed to new participants effective December 31, 2004, the accrued benefit for Plan participants was fixed as of the date of acquisition and therefore the Plan's accumulated benefit obligation is equal to the projected benefit obligation. The acquired projected benefit obligation and plan assets were recorded at fair value as of the acquisition date.

Changes in the Plan's projected benefit obligation and plan assets since the acquisition are as follows (in thousands):

Change in projected benefit obligation:	
Acquired projected benefit obligation	$ 14,539
Actuarial gain	(1,165)
Interest cost	236
Benefits paid	(397)
Projected benefit obligation as of October 31, 2013	$ 13,213
Change in plan assets:	
Acquired plan assets	$ 11,674
Actual return on plan assets	120
Benefits paid	(397)
Fair value of plan assets as of October 31, 2013	$ 11,397
Funded status as of October 31, 2013	($ 1,816)

The $1.8 million difference between the projected benefit obligation and fair value of plan assets as of October 31, 2013 was included in other long-term liabilities within the Company's Consolidated Balance Sheet. Additionally, the Plan experienced a $1.0 million net actuarial gain during fiscal 2013 that was recognized in other comprehensive income (where it is reported net of $.4 million of tax) and represents the total balance in accumulated other comprehensive income that has yet to be recognized as a component of net periodic pension income as of October 31, 2013. The Company does not expect to recognize any of the amount within accumulated other comprehensive income as of October 31, 2013 as a component of net periodic pension income during fiscal 2014.

Weighted average assumptions used to determine the projected benefit obligation as of October 31, 2013 and net benefit income for the year ended October 31, 2013 are as follows:

	Projected Benefit Obligation	Net Benefit Income
Discount rate	4.79%	3.99%
Expected return on plan assets	N/A	6.75%

The discount rate was determined using the results of a bond yield curve model based on a portfolio of high-quality bonds matching expected Plan benefit payments. The expected return on plan assets was based upon the current and expected target asset allocation and investment return estimates for the Plan's equity and fixed income securities. In establishing this assumption, the Company considers many factors including both the historical rate of return and projected inflation-adjusted real rate of return on the Plan's various asset classes and the expected working lifetime for Plan participants.

Components of net pension income since the acquisition within the Company's fiscal 2013 Statement of Operations are as follows (in thousands):

Expected return on plan assets	$ 320
Interest cost	236
Net pension income	$ 84

The Company has not made any contributions to the Plan since the acquisition and anticipates making contributions of $.1 million during fiscal 2014. Estimated future benefit payments to be made during each of the next five fiscal years and in aggregate during the succeeding five fiscal years are as follows (in thousands):

Year ending October 31,	
2014	$ 964
2015	937
2016	919
2017	905
2018	873
2019-2023	4,313

The following table sets forth by level within the fair value hierarchy, the fair value of the Plan's assets as of October 31, 2013 (in thousands):

	As of October 31, 2013			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities	$ 9,060	$ —	$ —	$ 9,060
Equity securities	2,212	—	—	2,212
Money market funds and cash	125	—	—	125
	$ 11,397	$ —	$ —	$ 11,397

Fixed income securities consist of investments in mutual funds. Equity securities consist of investments in common stocks and mutual funds.

The Plan's actual and targeted asset allocations by asset category as of October 31, 2013 were as follows:

	As of October 31, 2013	
	Actual Allocation	Target Allocation
Fixed income securities	80%	80%
Equity securities	19%	20%
Money market funds and cash	1%	—%
Total	100%	100%

The Company is currently evaluating the Plan's asset allocation policy which was established prior to the acquisition. The Company's objective is to maximize long-term investment return while maintaining an acceptable level of risk that is accomplished through broad diversification of the Plan's assets.

NOTE 11 RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2013, 2012 and 2011 include approximately $32.9 million, $30.4 million and $25.4 million, respectively, of new product research and development expenses.

NOTE 12 REDEEMABLE NONCONTROLLING INTERESTS

The holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing the Company to purchase their equity interests through fiscal 2022. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for their equity interests (the "Redemption Amount") be at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. As of October 31, 2013, management's estimate of the aggregate Redemption Amount of all Put Rights that the Company would be required to pay is approximately $59 million. The actual Redemption Amount will likely be different. The aggregate Redemption Amount of all Put Rights was determined using probability adjusted internal estimates of future earnings of the Company's subsidiaries with Put Rights while considering the actual or earliest exercise date, the measurement period and any applicable fair value adjustments. The portion of the estimated Redemption Amount as of October 31, 2013 redeemable at fair value is approximately $48 million and the portion redeemable based solely on a multiple of future earnings is approximately $11 million.

A summary of the put and call rights associated with the redeemable noncontrolling interests in certain of the Company's subsidiaries and a description of any transactions involving redeemable noncontrolling interests during fiscal 2013, 2012 and 2011 is as follows:

The Company acquired an 80.1% interest in a subsidiary by the ETG in fiscal 2004. As part of the purchase agreement, the noncontrolling interest holders currently have the right to cause the Company to purchase their interests over a five-year period ending in fiscal 2018 and the Company has the right to purchase the noncontrolling interests over a five-year period beginning in fiscal 2015, or sooner under certain conditions.

Pursuant to the purchase agreement related to the acquisition of an 85% interest in a subsidiary by the ETG in fiscal 2005, the noncontrolling interest holders have the right to cause the Company to purchase their interests over a four-year period beginning in fiscal 2007 or thereafter. Certain noncontrolling interest holders exercised their option during fiscal 2007 and in fiscal 2009 to cause the Company to purchase their aggregate 3% and 10.5% interest, respectively. Accordingly, the Company increased its ownership interest in the subsidiary by an aggregate 10.9% to 95.9% effective April 2011. During fiscal 2012, the Company and the noncontrolling interest holder of the aforementioned 10.5% interest agreed to defer the purchase of the remaining 2.6% interest to a future period.

Pursuant to the purchase agreement related to the acquisition of a 51% interest in a subsidiary by the FSG in fiscal 2006, certain noncontrolling interest holders exercised their option to cause the Company to purchase an aggregate 29% interest, which was completed in fiscal 2011. During fiscal 2012, the remaining noncontrolling interest holder exercised their option to cause the Company to purchase the remaining 20% interest, of which 6.7% was acquired effective February 2012 and 13.3% was acquired effective December 2012.

The Company acquired an 80.1% interest in a subsidiary by the FSG in fiscal 2006. As part of the purchase agreement, the Company has the right to purchase the noncontrolling interests over a four-year period beginning in fiscal 2014 and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

The Company acquired an 80.1% interest in a subsidiary through the FSG in fiscal 2008 and acquired an additional 2.2% interest in fiscal 2010, which increased the Company's ownership interest to 82.3%. Pursuant to the original purchase agreement as amended in fiscal 2012, the Company has the right to purchase the remaining noncontrolling interests over a five-year period beginning in fiscal 2016, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

The Company acquired an 82.5% interest in a subsidiary by the ETG in fiscal 2009. As part of the purchase agreement, the Company has the right to purchase the noncontrolling interests beginning in fiscal 2014 and the noncontrolling interest holder has the right to cause the Company to purchase the same equity interests over the same period.

The Company acquired an 80.1% interest in a subsidiary by the FSG in fiscal 2011. As part of the purchase agreement, the Company has the right to purchase the noncontrolling interests over a two-year period beginning in fiscal 2015, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

During fiscal 2012, one of the subsidiaries of the ETG formed a new subsidiary which acquired certain assets and liabilities of two businesses in exchange for shares aggregating 22% of its equity interest, valued at $.4 million. The noncontrolling interest holders have the right to cause the Company to purchase their equity interests over a two-year period beginning in fiscal 2017.

The Company acquired an 84% interest in a subsidiary by the FSG in fiscal 2012. As part of the purchase agreement, the Company has the right to purchase the noncontrolling interests over a four-year period beginning in fiscal 2018, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

The Company acquired an 80.1% interest in a subsidiary by the FSG in fiscal 2012. As part of the purchase agreement, the Company has the right to purchase the noncontrolling interests over a four-year period beginning in fiscal 2019, or sooner under certain conditions, and the noncontrolling interest holder has the right to cause the Company to purchase the same equity interests over the same period.

The purchase price of the redeemable noncontrolling interests acquired in fiscal 2013 was paid using proceeds from the Company's revolving credit facility. The purchase prices of the redeemable noncontrolling interests acquired in fiscal 2012 and 2011 were paid using cash provided by operating activities. The aggregate cost of the redeemable noncontrolling interests acquired was $16.6 million, $7.6 million and $7.2 million in fiscal 2013, 2012 and 2011, respectively.

NOTE 13 NET INCOME PER SHARE ATTRIBUTABLE TO HEICO SHAREHOLDERS

The computation of basic and diluted net income per share attributable to HEICO shareholders is as follows (in thousands, except per share data):

Year ended October 31,	2013	2012	2011
Numerator:			
Net income attributable to HEICO	$ 102,396	$ 85,147	$ 72,820
Adjustments to redemption amount of redeemable noncontrolling interests (see Note 1)	—	13	19
Net income attributable to HEICO, as adjusted	$ 102,396	$ 85,160	$ 72,839
Denominator:			
Weighted average common shares outstanding - basic	66,298	65,861	65,050
Effect of dilutive stock options	684	763	1,358
Weighted average common shares outstanding - diluted	66,982	66,624	66,408
Net income per share attributable to HEICO shareholders:			
Basic	$ 1.54	$ 1.29	$ 1.12
Diluted	$ 1.53	$ 1.28	$ 1.10
Anti-dilutive stock options excluded	754	888	601

NOTE 14 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2013	$216,490	$237,708	$267,133	$287,426
2012	$212,655	$216,314	$225,969	$242,409
Gross profit:				
2013	$ 77,589	$ 89,448	$ 97,540	$106,604
2012	$ 78,248	$ 75,198	$ 84,252	$ 89,738
Net income from consolidated operations:				
2013	$ 24,984	$ 29,046	$ 34,768	$ 35,763
2012	$ 24,466	$ 24,224	$ 28,672	$ 29,313
Net income attributable to HEICO:				
2013	$ 19,958	$ 23,700	$ 28,947	$ 29,791
2012	$ 19,185	$ 19,043	$ 23,128	$ 23,791
Net income per share attributable to HEICO:				
Basic:				
2013	$ .30	$ .36	$ .44	$ .45
2012	$ .29	$ .29	$ .35	$ .36
Diluted:				
2013	$ .30	$ .35	$ .43	$ .44
2012	$ .29	$ .29	$ .35	$ .36

During the third quarter of fiscal 2013, the Company filed its fiscal 2012 U.S. federal and state tax returns. As a result, the Company recognized a benefit, which increased net income attributable to HEICO by approximately $.8 million, or $.01 per basic and diluted share, net of expenses, from higher research and development tax credits.

During the first quarter of fiscal 2013, the Company recognized an income tax credit for qualified research and development activities for the last ten months of fiscal 2012 upon the retroactive extension in January 2013 of Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," to cover the period from January 1, 2012 to December 31, 2013. The tax credit, net of expenses, increased net income attributable to HEICO by $1.0 million, or $.01 per basic and diluted share.

During the third quarter of fiscal 2012, the Company filed its fiscal 2011 U.S. federal and state tax returns. As a result, the Company recognized an aggregate benefit, which increased net income attributable to HEICO by approximately $.9 million, or $.01 per basic and diluted share, net of expenses, principally from higher research and development tax credits.

Due to changes in the average number of common shares outstanding, net income per share attributable to HEICO for the full fiscal year may not equal the sum of the four individual quarters.

NOTE 15 OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG"), consisting of HEICO Aerospace and HEICO Flight Support Corp. and their collective subsidiaries; and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Flight Support Group designs, manufactures, repairs, overhauls and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the FAA. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government and is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. The Electronic Technologies Group designs and manufactures electronic, microwave, and electro-optical equipment and components, three-dimensional microelectronic and stacked memory products, high-speed interface products, high voltage interconnection devices, high voltage advanced power electronics products, power conversion products, underwater locator beacons, traveling wave tube amplifiers, harsh environment electronic connectors and other interconnect products, and RF and microwave amplifiers, transmitters, receivers and satellite microwave modules, units and integrated subsystems primarily for the aviation, defense, space, medical, telecommunications and electronics industries.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Management evaluates segment performance based on segment operating income.

Information on the Company's two operating segments, the FSG and the ETG, for each of the last three fiscal years ended October 31 is as follows (in thousands):

	Segment		Other, Primarily Corporate and	Consolidated
	FSG	ETG	Intersegment	Totals
Year ended October 31, 2013:				
Net sales	$ 665,148	$ 350,033	($ 6,424)	$ 1,008,757
Depreciation and amortization	14,614	21,392	784	36,790
Operating income	122,058	83,063	(21,531)	183,590
Capital expenditures	10,190	7,748	390	18,328
Total assets	679,839	759,807	93,369	1,533,015
Year ended October 31, 2012:				
Net sales	$ 570,325	$ 331,598	($ 4,576)	$ 897,347
Depreciation and amortization	10,451	19,365	840	30,656
Operating income	103,943	77,438	(18,087)	163,294
Capital expenditures	7,045	7,248	969	15,262
Total assets	487,188	636,660	68,998	1,192,846
Year ended October 31, 2011:				
Net sales	$ 539,563	$ 227,771	($ 2,443)	$ 764,891
Depreciation and amortization	10,661	7,502	380	18,543
Operating income	95,001	59,465	(16,035)	138,431
Capital expenditures	6,866	2,543	37	9,446
Total assets	458,624	429,869	52,576	941,069

Major Customer and Geographic Information

No one customer accounted for 10% or more of the Company's consolidated net sales during the last three fiscal years. The Company's net sales originating and long-lived assets held outside of the United States during each of the last three fiscal years were not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company markets its products and services in approximately 100 countries. The Company's net sales to any country other than the United States of America did not exceed 10% of consolidated net sales. Sales are attributed to countries based on the location of customers. The composition of the Company's net sales to customers located in the United States of America and to those in other countries for each of the last three fiscal years ended October 31 is as follows (in thousands):

Year ended October 31,	2013	2012	2011
United States of America	$ 654,096	$ 596,922	$ 507,237
Other countries	354,661	300,425	257,654
Total	$1,008,757	$ 897,347	$ 764,891

NOTE 16 COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Future minimum payments under non-cancelable operating leases for the next five fiscal years and thereafter are estimated to be as follows (in thousands):

Year ending October 31,	
2014	$ 9,581
2015	9,182
2016	8,152
2017	6,102
2018	2,839
Thereafter	5,240
Total minimum lease commitments	$41,096

Total rent expense charged to operations for operating leases in fiscal 2013, 2012 and 2011 amounted to $9.8 million, $7.9 million and $7.6 million, respectively.

Guarantees

The Company has arranged for a standby letter of credit in the amount of $1.5 million to meet the security requirement of its insurance company for potential workers' compensation claims, which is supported by the Company's revolving credit facility.

Product Warranty

Changes in the Company's product warranty liability in fiscal 2013 and 2012 are as follows (in thousands):

Year ended October 31,	2013	2012
Balances as of beginning of year	$ 2,571	$ 2,231
Accruals for warranties	1,308	1,621
Acquired warranty liabilities	556	18
Warranty claims settled	(1,202)	(1,299)
Balances as of end of year	$ 3,233	$ 2,571

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 17 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $3.5 million, $2.4 million and $.1 million in fiscal 2013, 2012 and 2011, respectively. Cash paid for income taxes was $62.6 million, $43.5 million and $33.9 million in fiscal 2013, 2012 and 2011, respectively. Cash received from income tax refunds in fiscal 2013, 2012 and 2011 was less than $.1 million, $1.6 million and $0.8 million, respectively.

NOTE 18 SUBSEQUENT EVENT

On December 17, 2013, the Company's Board of Directors declared a regular semi-annual cash dividend of $.06 per share and a special and extraordinary cash dividend of $.35 per share on both classes of the Company's common stock. The cash dividends will be paid in one payment totaling $.41 per share on January 17, 2014 to shareholders of record as of January 3, 2014.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (1992)*. Based on its assessment, management concluded that the Company's internal control over financial reporting is effective as of October 31, 2013.

During fiscal 2013, the Company acquired all of the outstanding stock of Reinhold Industries, Inc. ("Reinhold") and Lucix Corporation ("Lucix"). See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements, for additional information. As permitted by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition and management elected to exclude Reinhold and Lucix from its assessment of internal control over financial reporting as of October 31, 2013. Reinhold and Lucix in aggregate constitute 19.5% of the Company's consolidated total assets as of October 31, 2013 and 3.4% of the Company's consolidated net sales for the fiscal year ended October 31, 2013.

Deloitte & Touche LLP, an independent registered public accounting firm, audited the Company's consolidated financial statements included in this Annual Report for the year ended October 31, 2013. A copy of their report is included in this Annual Report. Deloitte & Touche LLP has issued their attestation report on management's internal control over financial reporting, which is set forth below.

EXECUTIVE OFFICER CERTIFICATIONS

HEICO Corporation has filed with the U.S. Securities and Exchange Commission as exhibits 31.1. and 31.2 to its Form 10-K for the year ended October 31, 2013, the required certifications of its Chief Executive Officer (CEO) and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act regarding the quality of its public disclosures. HEICO Corporation's CEO also has submitted to the New York Stock Exchange (NYSE) following the March 2013 annual meeting of shareholders, the annual CEO certification stating that he is not aware of any violation by HEICO Corporation of the NYSE's corporate governance listing standards. All Board of Directors Committee Charters, Corporate Governance Guidelines as well as HEICO's Code of Ethics and Business Conduct are located on HEICO's website at www.heico.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HEICO Corporation and subsidiaries as of October 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2013, based on the criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 19, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the internal control over financial reporting of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2013, based on criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in *Management's Annual Report on Internal Control Over Financial Reporting*, management excluded from its assessment the internal control over financial reporting at Reinhold Industries, Inc. and Lucix Corporation (collectively the "Excluded Acquisitions"), which were acquired during 2013 and whose financial statements constitute 19.5% of total assets and 3.4% of net sales of the consolidated financial statement amounts as of and for the year ended October 31, 2013. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisitions. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended October 31, 2013 of the Company and our report dated December 19, 2013 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 19, 2013

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI," respectively. The following tables set forth, for the periods indicated, the high and low share prices for our Class A Common Stock and our Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods.

In September 2013 and March 2012, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock splits were effected as of October 23, 2013 and April 25, 2012, respectively, in the form of a 25% stock dividend distributed to shareholders of record as of October 11, 2013 and April 13, 2012, respectively. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock splits.

	Class A Common Stock		Common Stock		Cash Dividends
	High	Low	High	Low	Per Share
Fiscal 2012:					
First Quarter	$ 26.88	$ 22.72	$ 39.66	$ 33.49	$ .038
Second Quarter	26.96	24.74	38.38	31.45	—
Third Quarter	26.80	22.98	34.62	28.19	.048
Fourth Quarter	25.78	22.89	31.79	27.21	—
Fiscal 2013:					
First Quarter	$ 28.46	$ 23.84	$ 38.12	$ 29.88	$ 1.760
Second Quarter	29.17	25.77	37.84	32.61	—
Third Quarter	32.34	26.84	45.96	33.82	.056
Fourth Quarter	42.04	31.48	56.09	45.54	—

As of December 17, 2013, there were 427 holders of record of our Class A Common Stock and 441 holders of our Common Stock.

In addition, as of December 17, 2013, there were approximately 5,600 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 6,500 holders of both classes of common stock.

Performance Graphs

The following graph and table compare the total return on $100 invested in HEICO Common Stock and HEICO Class A Common Stock with the total return of $100 invested in the NYSE Composite Index and the Dow Jones U.S. Aerospace Index for the five-year period from October 31, 2008 through October 31, 2013. The NYSE Composite Index measures the performance of all common stocks listed on the NYSE. The Dow Jones U.S. Aerospace Index is comprised of large companies which make aircraft, major weapons, radar and other defense equipment and systems as well as providers of satellites and spacecrafts used for defense purposes. The total returns include the reinvestment of cash dividends.


Comparison of Five-Year Cumulative Total Return
HEICO Common Stock
HEICO Class A Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
$400
$360
$320
$280
$240
$200
$160
$120
$80
$40
0
2008
2009
2010
2011
2012
2013

	Cumulative Total Return as of October 31,					
	2008	2009	2010	2011	2012	2013
HEICO Common Stock	$ 100.00	$ 99.16	$ 162.74	$ 233.53	$ 198.29	$ 361.14
HEICO Class A Common Stock	100.00	110.39	166.72	221.24	215.20	368.15
NYSE Composite Index	100.00	111.19	123.96	124.79	135.64	165.15
Dow Jones U.S. Aerospace Index	100.00	112.50	153.78	165.12	177.57	272.99

The following graph and table compare the total return on $100 invested in HEICO Common Stock since October 31, 1990 using the same indices shown on the five-year performance graph above. October 31, 1990 was the end of the first fiscal year following the date the current executive management team assumed leadership of the Company. No Class A Common Stock was outstanding as of October 31, 1990. As with the five-year performance graph, the total returns include the reinvestment of cash dividends.

Comparison of Twenty Three-Year Cumulative Total Return



$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
HEICO Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13

Cumulative Total Return as of October 31,

	1990	1991	1992	1993	1994	1995
HEICO Common Stock	$ 100.00	$ 141.49	$ 158.35	$ 173.88	$ 123.41	$ 263.25
NYSE Composite Index	100.00	130.31	138.76	156.09	155.68	186.32
Dow Jones U.S. Aerospace Index	100.00	130.67	122.00	158.36	176.11	252.00

	1996	1997	1998	1999	2000	2001
HEICO Common Stock	$ 430.02	$ 1,008.31	$ 1,448.99	$ 1,051.61	$ 809.50	$ 1,045.86
NYSE Composite Index	225.37	289.55	326.98	376.40	400.81	328.78
Dow Jones U.S. Aerospace Index	341.65	376.36	378.66	295.99	418.32	333.32

	2002	2003	2004	2005	2006	2007
HEICO Common Stock	$ 670.39	$ 1,067.42	$ 1,366.57	$ 1,674.40	$ 2,846.48	$ 4,208.54
NYSE Composite Index	284.59	339.15	380.91	423.05	499.42	586.87
Dow Jones U.S. Aerospace Index	343.88	393.19	478.49	579.77	757.97	1,000.84

	2008	2009	2010	2011	2012	2013
HEICO Common Stock	$ 2,872.01	$ 2,984.13	$ 4,722.20	$ 6,557.88	$ 5,900.20	$ 10,457.14
NYSE Composite Index	344.96	383.57	427.61	430.46	467.91	569.69
Dow Jones U.S. Aerospace Index	602.66	678.00	926.75	995.11	1,070.15	1,645.24

OFFICERS AND SENIOR LEADERSHIP

Laurans A. Mendelson
Chairman of the Board of Directors and
Chief Executive Officer,
HEICO Corporation

Jeff Andrews
Vice President and General Manager,
Niacc-Avitech Technologies, Inc.

Nadim Bakhache
President,
EMD Technologies Incorporated

Keith Bandolik
President,
Switchcraft, Inc. and Conxall

Vaughn Barnes
President,
HEICO Specialty Products Group and
Thermal Structures, Inc.

Jeffrey S. Biederwolf
Senior Vice President,
HEICO Repair Group

Gregory S. Braselton
Vice President and General Manager,
Action Research Corporation

Russ Carlson
Vice President and General Manager -
Hardware & Accessories,
HEICO Parts Group

Vladimir Cervera
Vice President and General Manager -
Structures,
HEICO Component Repair Group – Miami

William Cockerell
President and Founder,
Ramona Research, Inc.

Barry Cohen
President and Founder,
Prime Air, LLC

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

Alexander de Gunten
Business Development Officer,
HEICO Aerospace Corporation

Andrew J. Feeley
Vice President and General Manager,
CSI Aerospace, Inc.

Jerry Goldlust
President and Founder,
HVT Group, Inc. and
Dielectric Sciences, Inc.

Leon Gonzalez
Vice President and General Manager,
Sunshine Avionics LLC

William S. Harlow
Vice President - Acquisitions,
HEICO Corporation

Clarence Hightower
President,
Reinhold Industries, Inc.

Walter Howard
Vice President and General Manager,
Aero Design, Inc.

John F. Hunter
Senior Vice President,
HEICO Parts Group

Tung Hyunh
President and Co-Founder,
Lumina Power, Inc.

Thomas S. Irwin
Senior Executive Vice President,
HEICO Corporation

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
Vice President and General Manager,
Jet Avion Corporation

Omar Lloret
Vice President and General Manager -
Accessories,
HEICO Component Repair Group – Miami

David A. Lowry
President and Co-Founder,
Engineering Design Team, Inc.

Carlos L. Macau, Jr.
Executive Vice President,
Chief Financial Officer and Treasurer,
HEICO Corporation

Patrick Markham
Vice President - Technical Services,
HEICO Parts Group

Pierre Maurice
President and Co-Founder,
3D Plus, SAS

Steve McHugh
Chief Operating Officer,
Electronic Technologies Group and
President and Co-Founder,
Santa Barbara Infrared, Inc. and
IRCameras, LLC

Robert J. McKenna
President,
Leader Tech, Inc.

Eric A. Mendelson
Co-President,
HEICO Corporation

Victor H. Mendelson
Co-President,
HEICO Corporation

Luis J. Morell
President,
HEICO Parts Group and
HEICO Repair Group

Michael Navon
President and Founder,
Blue Aerospace LLC

Fred J. Ortiz
President,
dB Control Corp.

Joseph W. Pallot
General Counsel,
HEICO Corporation

Anish V. Patel
President,
Radiant Power Corp. and
Dukane Seacom, Inc.

Jeffrey Perkins
Vice President and General Manager,
Seal Dynamics – Tampa

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Rex Reum
Vice President and General Manager,
Jetseal, Inc.

Thomas L. Ricketts
CEO and Co-Founder,
Connectronics Corp. and Wiremax

Troy J. Rodriguez
President and Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
Senior Vice President - Manufacturing,
HEICO Parts Group

Dr. Daniel M. Sable
Chief Executive Officer and Co-Founder,
VPT, Inc.

Mark Shahriary
Chief Executive Officer,
Lucix Corporation

Val R. Shelley
Vice President - Strategy,
HEICO Corporation

David J. Susser
President,
HEICO Distribution Group and
Seal Dynamics LLC

Gregg Tuttle
Vice President and General Manager,
Future Aviation, Inc.

Steven M. Walker
Chief Accounting Officer and
Assistant Treasurer,
HEICO Corporation

Nicholas "Tony" Wright
Vice President and General Manager -
Avionics,
HEICO Repair Group

BOARD OF DIRECTORS


Adolfo Henriques


Samuel L. Higginbottom


Mark H. Hildebrandt


Wolfgang Mayrhuber


Eric A. Mendelson


Laurans A. Mendelson


Victor H. Mendelson


Dr. Alan Schriesheim


Frank J. Schwitter

ADOLFO HENRIQUES
Chairman and CEO,
Gibraltar Private Bank and Trust

SAMUEL L. HIGGINBOTTOM
retired Chairman, President and
Chief Executive Officer,
Rolls-Royce, Inc.

MARK H. HILDEBRANDT
Partner, Waldman, Feluren,
Hildebrandt & Trigoboff, P.A.

WOLFGANG MAYRHUBER
Chairman of the Supervisory Board,
Deutsche Lufthansa AG
Chairman of the Supervisory Board,
Infineon Technologies AG

ERIC A. MENDELSON
Co-President,
HEICO Corporation

LAURANS A. MENDELSON
Chairman and
Chief Executive Officer,
HEICO Corporation

VICTOR H. MENDELSON
Co-President,
HEICO Corporation

DR. ALAN SCHRIESHEIM
retired Director,
Argonne National Laboratory

FRANK J. SCHWITTER
retired Partner,
Arthur Andersen LLP



HEICO Corporation

Corporate Offices
3000 Taft Street
Hollywood, FL 33021
Telephone: 954-987-4000
Facsimile: 954-987-8228
www.heico.com

Subsidiaries

Flight Support Group
- Action Research Corporation
- Aero Design, Inc.
- Aircraft Technology, Inc.
- Blue Aerospace LLC
- CSI Aerospace, Inc.
- DEC Technologies, Inc.
- Future Aviation, Inc.
- HEICO Aerospace Corporation
- HEICO Aerospace Holdings Corp.
- HEICO Aerospace Parts Corp.
- HEICO Component Repair Group - Miami
- HEICO Flight Support Corp.
- HEICO Parts Group
- HEICO Repair Group
- Inertial Airline Services, Inc.
- Jet Avion Corporation
- Jetseal, Inc.
- LPI Corporation
- McClain International, Inc.
- Niacc-Avitech Technologies, Inc.
- Prime Air, LLC and Prime Air Europe
- Reinhold Industries, Inc.
- Seal Dynamics LLC
- Sunshine Avionics LLC
- Thermal Structures, Inc.
- Turbine Kinetics, Inc.

Electronic Technologies Group
- 3D-Plus, SAS
- Analog Modules, Inc.
- Connectronics Corp. and Wiremax
- dB Control Corp.
- Dukane Seacom, Inc.
- EMD Technologies Incorporated
- Engineering Design Team, Inc.
- HVT Group, Inc.
  - Dielectric Sciences, Inc.
  - Essex X-Ray & Medical Equipment LTD
- Leader Tech, Inc.
- Lucix Corporation
- Lumina Power, Inc.
- Radiant Power Corp.
- Ramona Research, Inc.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC
- Switchcraft, Inc. and Conxall
- VPT, Inc.

Registrar & Transfer Agent

Computershare Investor Services
P.O. BOX 30170
College Station, TX 77842-3170
Telephone: 800-307-3056
www.computershare.com/investor

New York Stock Exchange Symbols

Class A Common Stock - "HEI.A"
Common Stock - "HEI"

Form 10-K and Board of Directors Inquiries

The Company's Annual Report on Form 10-K for 2013, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters.

Any inquiry to any member of the Company's Board of Directors, including, but not limited to "independent" Directors, should be addressed to such Director(s) care of the Company's Headquarters and such inquiries will be forwarded to the Director(s) of whom the inquiry is being made.

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, March 21, 2014 at 10:00 a.m. at the JW Marriott Miami Hotel
1109 Brickell Avenue
Miami, FL 33131
Telephone: 305-329-3500

Shareholder Information

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
Telephone: 954-987-4000
Facsimile: 954-987-8228
eletendre@heico.com

HEI Listed NYSE

HEICO® CORPORATION